Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

and the Associated Rights to Purchase Capital Stock

of

VOLCANO CORPORATION

at

$18.00 Net per Share

by

CLEARWATER MERGER SUB, INC.,

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.,

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 29, 2015 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JANUARY 28, 2015), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of December 16, 2014 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Volcano Corporation, a Delaware corporation (“Volcano”), Philips Holding USA Inc., a Delaware corporation (“Parent”), and Clearwater Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent. Purchaser is offering to purchase all of the shares of common stock, par value $0.001 per share, including any associated rights to purchase capital stock (such rights, together with such shares of the Company’s common stock, the “Shares”), of Volcano that are issued and outstanding at a price of $18.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

Pursuant to the Merger Agreement, immediately following the time we accept, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Volcano (the “Merger”) without a meeting of the stockholders of Volcano in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Volcano continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Purchaser or any other wholly owned subsidiary of Parent, and Shares held by Volcano or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF VOLCANO UNANIMOUSLY RECOMMENDS THAT YOU

TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Volcano (the “Volcano Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, Volcano and its stockholders; (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Volcano of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of Volcano tender their shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to 12:00 midnight, Eastern time, on January 29, 2015 (one minute after 11:59 P.M., Eastern time, on January 28, 2015) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire)) and not validly withdrawn prior to the Expiration Date Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its subsidiaries immediately prior to the Offer Acceptance Time, represent one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares that Volcano may be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding options granted or outstanding under the Volcano Equity Plans (as defined herein), warrants to purchase Shares and convertible notes issued by Volcano), for which Volcano has received notices of exercise or conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued); (ii) receipt of any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and approvals under applicable foreign antitrust, competition or fair trade laws in certain jurisdictions set forth in the Merger Agreement; and (iii) other customary conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.” After the Offer Acceptance Time and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Volcano will cause the Merger to become effective immediately without a meeting of the stockholders of Volcano in accordance with Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears on pages i through viii of this Offer to Purchase. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares pursuant to the Offer.

December 30, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

The Letter of Transmittal, the certificates for the Shares (if not held in book-entry form) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight, Eastern time, on January 29, 2015 (one minute after 11:59 P.M., Eastern time, on January 28, 2015), unless extended).

*****

Questions and requests for assistance may be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below. In addition, requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.001 per share, including any associated rights to purchase capital stock (such rights, together with such shares of the Company’s common stock, the “Shares”), of Volcano Corporation, a Delaware corporation (“Volcano”), that are issued and outstanding.

Price Offered Per Share:	$18.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes.

Scheduled Expiration Date:	12:00 midnight, Eastern time, on January 29, 2015 (one minute after 11:59 P.M., Eastern time, on January 28, 2015), unless the Offer (as defined below) is extended.

Purchaser:	Clearwater Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”). Parent is a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”).

Volcano Board Recommendation:	The board of directors of Volcano (the “Volcano Board”) has unanimously (i) determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer and the subsequent merger of Purchaser with and into Volcano (the “Merger”), with Volcano surviving (the “Surviving Corporation”) as a wholly owned subsidiary of Parent are advisable to, and in the best interest of, Volcano and its stockholders; (ii) agreed that the Merger will be subject to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”); (iii) approved the execution, delivery and performance by Volcano of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of Volcano tender their Shares to Purchaser pursuant to the Offer.

The following are some questions that you, as a stockholder of Volcano, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

i

Who is offering to buy my Shares?

We are Clearwater Merger Sub, Inc., a Delaware corporation, or “Purchaser,” formed for the purpose of making the Offer and merging with and into Volcano. We are a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation, or “Parent.” Parent is a wholly owned subsidiary of Royal Philips. We are making this Offer pursuant to the Agreement and Plan of Merger, dated as of December 16, 2014 (as such may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Volcano. See the “Introduction” and Section 8 — “Certain Information Concerning Purchaser, Parent and Royal Philips.”

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement, in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Volcano, while allowing Volcano’s stockholders an opportunity to receive the Offer Price as soon as practicable after the Expiration Date (but no later than the first business day after the Expiration Date) by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Volcano will consummate the Merger immediately thereafter without any action by the stockholders of Volcano in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Volcano will become a wholly owned subsidiary of Parent. See Section 12 — “Purpose of the Offer; Plans for Volcano.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $18.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Volcano Board recommend?

After careful consideration, the Volcano Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, Volcano and its stockholders; (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Volcano of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of Volcano tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Volcano” and Volcano’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the Securities Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Volcano’s stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date (as defined below)) and not validly withdrawn prior to the Expiration Date Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its subsidiaries immediately prior to the Offer Acceptance Time (as defined below), represent one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer and (ii) the aggregate number of Shares that Volcano may be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding options granted or outstanding under Volcano’s 2000 Long-Term Equity Plan or Amended and Restated 2005 Equity Compensation Plan (collectively, the “Volcano Equity Plans”), warrants to purchase Shares and the Volcano Convertible Notes (as defined below)), for which Volcano has received notices of exercise or conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued) (the “Minimum Condition”);

•	receipt of any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) and approvals under applicable foreign antitrust, competition or fair trade laws in Germany, Austria, Japan, Taiwan and Israel (the “Antitrust Condition”); and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions to the Offer.”

We and Parent may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without Volcano’s consent. See Section 15 — “Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses is approximately $978 million. Royal Philips has guaranteed the full and timely performance by Parent and Purchaser of their respective obligations under the Merger Agreement including our payment obligations in respect of the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Royal Philips expects to fund such cash requirements from its available cash on hand and a new bridge financing entered into for the purpose of financing the acquisition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender pursuant to the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and

•	we, through Royal Philips, will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

What percentage of Shares do you or your affiliates currently own?

None of Purchaser, Parent or Royal Philips or any of their respective affiliates currently own any Shares.

How long do I have to decide whether to tender pursuant to the Offer?

You will be able to tender your Shares pursuant to the Offer until 12:00 midnight, Eastern time, on January 29, 2015 (one minute after 11:59 P.M., Eastern time, on January 28, 2015) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire)). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Signature Guarantees”) may guarantee that the missing items will be received by American Stock Transfer & Trust Company, LLC, our depositary for the Offer (the “Depositary”), within three NASDAQ Global Select Stock Market (“NASDAQ”) trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond the Extension Deadline (as defined below).

Pursuant to the Merger Agreement, we are required to extend the Offer:

•	for the minimum period required by any legal requirement, interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer;

•	for periods of up to ten business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement has expired or been terminated; and

•	at the request of Volcano on one or more occasions for an additional period of up to ten business days per extension if, as of the scheduled Expiration Date, any Offer Condition (as defined below) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied.

The Merger Agreement provides that we are not required to extend the Offer beyond the Extension Deadline. The “Extension Deadline” means the earliest to occur of (x) the valid termination of the Merger Agreement and (y) the “End Date,” which is June 16, 2015 as summarized below in Section 11 — “The Merger Agreement; Other Agreements—Termination of the Merger Agreement.” If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.”

How will I be notified if the time period during which I can tender my Shares pursuant to the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Date. See Section 1 — “Terms of the Offer.”

How do I tender my Shares pursuant to the Offer?

To tender your Shares pursuant to the Offer, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through The Depository Trust Company (“DTC”). You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Except as otherwise provided in Section 4 — “Withdrawal Rights,” tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Following the consummation of the Offer, we, Parent and Volcano expect to consummate the Merger immediately in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Following the

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consummation of the Merger (the “Closing”), we intend to cause Volcano to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Merger Closing Conditions”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of Volcano’s stockholders pursuant to Section 251(h) of the DGCL. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Parent or Volcano are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of Parent, us and Volcano under the Merger Agreement, we expect the Merger to occur on the date of, and immediately following, the Offer Acceptance Time without a subsequent offering period. See Section 1 — “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights.” Concurrently with the commencement of the Offer, Volcano is distributing the Schedule 14D-9, which contains important information regarding how a holder of Shares may exercise its appraisal rights.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Volcano will consummate the Merger immediately following the Offer Acceptance Time. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer (i.e., the Offer Price), subject to any appraisal rights properly exercised by such stockholders in accordance with Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Furthermore, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers. See Section 13 — “Certain Effects of the Offer.”

See Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date and the “premium” I am receiving?

The Offer Price of $18.00 per Share represents an approximate:

•	57% premium to the closing price per Share reported on NASDAQ on December 16, 2014, the last full trading day before we announced the execution of the Merger Agreement; and

•	65% premium over the average closing trading prices for the Shares for the 60-day period ending on December 16, 2014.

On December 29, 2014, the last trading day before we commenced the Offer, the closing price of Shares reported on NASDAQ was $17.87 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to promptly (but no later than the first business day after our acceptance of such Shares) receive an amount equal to the number of Shares you tendered pursuant to the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares”) in lieu of such Letter of Transmittal, and (iii) any other required documents for such Shares. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What will happen to my equity awards in the Offer?

The Offer is being made only for Shares, and not for options to purchase Shares (“Volcano Options”) or restricted stock units with respect to Shares (“Volcano RSUs”) issued pursuant to the Volcano Equity Plans. Holders of outstanding Volcano Options or Volcano RSUs may participate in the Offer only if they first exercise such Volcano Options (to the extent exercisable) or become vested in such Volcano RSUs which are then settled in Shares in accordance with the terms of the applicable Volcano Equity Plan and other applicable Volcano award agreements and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Volcano Options or Volcano RSUs will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Each Volcano Option that is outstanding as of immediately prior to the Offer Acceptance Time will accelerate and become fully vested and exercisable immediately prior to the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Volcano Option that is then outstanding and unexercised will be cancelled and be converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Volcano Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Offer Price in cash (the “Merger Consideration”) over (y) the exercise price payable per Share under such Volcano Option, less any applicable withholding taxes. Each Volcano Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be cancelled at the Effective Time and will cease to exist without entitling the holder thereof to receive any payment before or after the Effective Time.

Each Volcano RSU that is outstanding as of immediately prior to the Offer Acceptance Time will become fully vested immediately prior to the Offer Acceptance Time. In lieu of an issuance of Shares in settlement of such vested Volcano RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Volcano RSU will be cancelled and converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested Volcano RSUs immediately prior to the Effective Time and (ii) the Merger Consideration, less any applicable withholding taxes.

See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Volcano Options and Volcano RSUs.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—United States Holders”). In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender pursuant to the Offer or exchange in the Merger and the amount of cash you receive for such Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—Non-United States Holders”), then except as described below in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—Non-United States Holders,” you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender pursuant to the Offer or exchange in the Merger. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares pursuant to the Offer, exchanging your Shares in the Merger or exercising appraisal rights. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call Georgeson Inc., the Information Agent, toll-free at (866) 856-2826.

To the Holders of Shares of Common Stock of Volcano Corporation:

INTRODUCTION

The Offer is being made pursuant to the Merger Agreement by and among Parent, Volcano and us. We are offering to purchase all of the issued and outstanding Shares at the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The Offer and the withdrawal rights will expire at the Expiration Date, unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

Subject to the provisions of the Merger Agreement, immediately following the Offer Acceptance Time, we, Parent and Volcano will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or at such later time as Parent, Purchaser and Volcano agree in writing and specify in the Certificate of Merger, at which time Volcano will become the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Purchaser or any other wholly owned subsidiary of Parent and Shares held by Volcano or any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Section 11 — “The Merger Agreement; Other Agreements” more fully describes the Merger Agreement. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

After careful consideration, the Volcano Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, Volcano and its stockholders; (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Volcano of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of Volcano tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Volcano Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Volcano’s stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to any financing condition.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the satisfaction or waiver by us and Parent of the Antitrust Condition and the other customary conditions described in Section 15 — “Conditions to the Offer.”

According to Volcano, as of December 15, 2014, there were (a) 51,610,342 issued and outstanding Shares, (b) 2,798,233 Shares subject to issuance pursuant to Volcano Options, (c) 87,525 Shares estimated to be subject to outstanding purchase rights under Volcano’s 2007 Employee Stock Purchase Plan (the “ESPP”) (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price), (d) 1,033,139 Shares subject to or otherwise deliverable in connection with outstanding Volcano RSUs and (e) 14,855,100 Shares subject to issuance pursuant to warrants to purchase Shares (without giving effect to any “make-whole adjustment” with respect to such warrants). Based upon the foregoing and assuming that (i) no other Shares were or are issued after December 15, 2014 and (ii) no Volcano Options, Volcano RSUs or other equity-based awards denominated in Shares have been granted or have expired after December 15, 2014, the Minimum Condition would be satisfied if at least (A) 25,805,172 Shares, assuming Volcano did not and does not receive notices of exercise with respect to any Volcano Options or Volcano Warrants prior to the expiration of the Offer, or (B) 35,192,170 Shares, assuming Volcano received notices of exercise with respect to all Volcano Options and Volcano Warrants prior to the expiration of the Offer, are validly tendered and not properly withdrawn prior to the Expiration Date. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date. The terms of the Volcano Equity Plans provide for a “net exercise” feature with respect to certain nonstatutory stock options, and to the extent the holders of such Volcano Options choose to net exercise such awards, fewer than 2,798,233 Shares would be issued by Volcano in respect of the Volcano Options prior to the Expiration Date and the number of Shares necessary to satisfy the Minimum Condition would be adjusted accordingly. In addition, because the exercise price for the warrants to purchase Shares and approximately 63% of the Volcano Options is greater than the Offer Price, we would not expect such warrants and Volcano Options to be exercised.

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Parent, we and Volcano will cause the Merger to become effective immediately following the Offer Acceptance Time without a meeting of stockholders of Volcano in accordance with Section 251(h) of the DGCL. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Application of Section 251(h) of the DGCL.” At the Effective Time, our directors immediately prior to the Effective Time will be the only directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), as soon as practicable after the Expiration Date (but no later than 9:00 A.M., Eastern Time, on the first business day after the Expiration Date), Purchaser shall (and Parent shall cause Purchaser to) accept for payment and promptly thereafter (but no later than the first business day after the Expiration Date) pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction of the Minimum Condition, the satisfaction or waiver by us and Parent of the Antitrust Condition and the other customary conditions described in Section 15 — “Conditions to the Offer.”

We and Parent expressly reserve the right from time to time to waive any of the conditions described in Section 15 — “Conditions to the Offer” to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that neither we nor Parent will, without the prior written consent of Volcano, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (vi) change the Minimum Condition, (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Volcano will take all necessary and appropriate action to cause the Merger to become effective immediately following the Offer Acceptance Time. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the Closing.

The Merger Agreement separately provides that we are required to extend the Offer beyond the initial Expiration Date. If the conditions to the Offer have not been satisfied or waived (other than the Minimum Condition, which we and Parent may not waive) and the Merger Agreement has not been terminated, Volcano may require us to extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, until all conditions to the Offer have been satisfied or waived (other than the Minimum Condition, which we and Parent may not waive). In addition, we will extend the Offer either (i) for the minimum period required by any legal requirement, interpretation or position of the Securities and Exchange Commission or its staff or NASDAQ or its staff or (ii) for periods of up to ten business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement has expired or been terminated. The Merger Agreement provides that we are not required to extend the Offer beyond the Extension Deadline, as summarized below in Section 11 — “The Merger Agreement; Other Agreements—Termination of the Merger Agreement.” For purposes of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern time.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the time we accept, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and the applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Volcano has provided us with Volcano’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Volcano’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as soon as practicable after the Expiration Date (but no later than 9:00 A.M., Eastern Time, on the first business day after the Expiration Date), Purchaser shall (and Parent shall cause Purchaser to) accept for payment and promptly thereafter (but no later than the first business day after the Expiration Date) pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	for Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

•	a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when the above referenced items (including Share Certificates or Book-Entry Confirmations with respect to tendered Shares) are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to Parent or one or more affiliates of Parent or us the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Volcano stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the Share Certificates, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date; or

•	for Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC’s systems tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Offer Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Volcano’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Offer Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Volcano’s stockholders.

Volcano Options and Volcano RSUs. The Offer is made only for outstanding Shares and is not made for any Volcano Options or Volcano RSUs. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Volcano Options and Volcano RSUs” for a description of the treatment of the Volcano Options and Volcano RSUs.

Backup Withholding. To prevent U.S. federal “backup withholding” with respect to payment of the Offer Price or Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares pursuant to the Offer pursuant to the book-entry transfer procedures described above in this Section 3) should provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise furnishing other applicable documentation certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This summary does not apply to any right to purchase capital stock of Volcano and does not apply to holders who receive cash pursuant to the exercise of appraisal rights. This summary applies only to holders that hold their Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and may not apply to Shares received pursuant to the exercise of employee stock options, pursuant to restricted stock units or otherwise as compensation, Shares held as “qualified small business stock” or “Section 1244 stock,” Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the U.S. alternative minimum or Medicare taxes, federal gift or estate tax, or state, local or foreign taxation.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

This discussion does not address the tax consequences of acquisitions or dispositions of Company Shares outside the Offer or the Merger, or transactions pertaining to Volcano Options or Volcano RSUs that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is not a United States person for U.S. Federal income tax purposes.

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is “effectively connected” with the Non-United States Holder’s conduct of a trade or business in the United States (and if required by an applicable income tax treaty as a condition for subjecting such holder to U.S. taxation on a net income basis, the gain is attributable to a permanent establishment that such holder maintains in the United States);

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	Volcano is or has been a United States real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of sale (or, if applicable, the date of the Merger) or the Non-United States Holder’s holding period.

“Effectively connected” gains that are recognized by a Non-United States Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

In general, Volcano would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of Volcano’s total worldwide interests in real property plus Volcano’s business assets. Volcano believes that it is not, and does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if Volcano were treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-United States Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-United States Holder owned, directly, indirectly and constructively, no more than 5% of Volcano’s common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-United States Holder’s holding period and (2) the Shares are regularly traded on an established securities market.

Information Reporting and Backup Withholding. Payments made to a non-corporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) that it is not a United States person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN or IRS Form W-8BEN-E (or other documentation upon which a payor may rely to treat the payment as made to a Non-United States Holder).

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “VOLC.” The Shares have been listed on NASDAQ since June 15, 2006.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on NASDAQ as reported on NASDAQ:

	High	Low
Year Ended December 31, 2012:
First Quarter	$29.91	$21.98
Second Quarter	$29.95	$25.12
Third Quarter	$30.59	$25.01
Fourth Quarter	$30.15	$23.08

	High	Low
Year Ended December 31, 2013:
First Quarter	$26.23	$20.76
Second Quarter	$22.59	$16.37
Third Quarter	$24.57	$17.75
Fourth Quarter	$24.48	$18.75
Year Ended December 31, 2014:
First Quarter	$24.62	$19.27
Second Quarter	$20.74	$16.54
Third Quarter	$18.17	$10.63
Fourth Quarter (through December 29)	$17.97	$9.81

According to Volcano, as of December 15, 2014, there were (a) 51,610,342 issued and outstanding Shares, (b) 2,798,233 Shares subject to issuance pursuant to Volcano Options, (c) 87,525 Shares estimated to be subject to outstanding purchase rights under the Volcano employee stock purchase plan (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price), (d) 1,033,139 Shares subject to or otherwise deliverable in connection with outstanding Volcano RSUs and (e) 14,855,100 Shares subject to issuance pursuant to outstanding warrants to purchase Shares (without giving effect to any “make-whole adjustment” with respect to such warrants).

The Offer Price of $18.00 per Share represents an approximate:

•	57% premium to the closing price per Share reported on NASDAQ on December 16, 2014, the last full trading day before we announced the execution of the Merger Agreement; and

•	65% premium over the average closing trading prices for the Shares for the 60-day period ending on December 16, 2014.

On December 29, 2014, the last trading day before we commenced the Offer, the closing price of Shares reported on NASDAQ was $17.87 per Share.

We encourage you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Volcano has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Volcano is not permitted to declare or pay any dividend in respect of the Shares without Parent’s prior written consent. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Volcano.”

7.	Certain Information Concerning Volcano.

Except as otherwise set forth in this Offer to Purchase, the information concerning Volcano contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of us, Parent or the Information Agent take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Volcano to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, Parent and the Information Agent.

General. Volcano was incorporated in the State of Delaware on January 12, 2000. The principal executive offices are located at 3721 Valley Centre Drive, Suite 500, San Diego, California, 92130 and the telephone number is (800) 228-4728.

Volcano designs, develops, manufactures and commercializes a broad suite of precision guided therapy tools including intravascular ultrasound, or IVUS, and fractional flow reserve, or FFR, products. Volcano believes that these products enhance the diagnosis and treatment of coronary and peripheral vascular disease by improving the efficiency and efficacy of existing diagnostic angiograms and percutaneous coronary interventional, or PCI, and endovascular procedures in the coronary arteries or peripheral arteries and veins. Volcano is facilitating the adoption of functional PCI, in which its FFR technology is used to help determine whether or not a stent is necessary, and IVUS is used as an adjunct to angiography to guide stent placement and optimization. Volcano markets its products to physicians, nurses and technicians who perform a variety of endovascular based coronary and peripheral interventional procedures in hospitals and to other personnel who make purchasing decisions on behalf of hospitals.

Available Information. Volcano files annual, quarterly and current reports, proxy statements and other information with the SEC. Volcano’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Volcano files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Volcano maintains a website at www.volcanocorp.com. These website addresses are not intended to function as hyperlinks, and the information contained on Volcano’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8.	Certain Information Concerning Purchaser, Parent and Royal Philips.

Purchaser. We are a Delaware corporation and a wholly owned subsidiary of Parent and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the Offer Acceptance Time and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will immediately merge with and into Volcano, with Volcano continuing as the Surviving Corporation. Our principal executive offices are located at 3000 Minuteman Road, Andover, Massachusetts 01810. The telephone number at such office is (978) 687-1501.

Parent. Parent is a Delaware corporation whose primary activities relate to integrated manufacturing and marketing of products imported from Royal Philips and its affiliates to third parties. The principal executive offices of Parent are located at 3000 Minuteman Road, Andover, Massachusetts 01810. The telephone number at such office is (978) 687-1501.

Royal Philips. Koninklijke Philips N.V., or Royal Philips, is a corporation organized under the laws of the Netherlands. The business address of Royal Philips is Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The business telephone number for Royal Philips is +31 20 59 77232. Royal Philips is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Royal Philips posted 2013 sales of EUR 23.3 billion and employs approximately 115,000 employees with sales and services in more than 100 countries. Royal Philips is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare.

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years (including the name, principal business and address of the organization in which such occupation was conducted), of each of the directors and executive officers of Purchaser, Parent and Royal Philips are set forth in Annex A of this Offer to Purchase.

We refer to Purchaser, Parent, Royal Philips and their respective subsidiaries and affiliates, collectively, as Philips.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Volcano”, Section 11 — “The Merger Agreement; Other Agreements,” and Annex A): (i) none of Purchaser, Parent, Royal Philips or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons or entities listed in Annex A, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Volcano, (ii) none of Purchaser, Parent, Royal Philips or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Volcano during the 60-day period preceding the date of this Offer to Purchase, (iii) none of Purchaser, Parent, Royal Philips or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons listed on Annex A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Volcano, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us, Parent and Royal Philips, their respective subsidiaries or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Volcano or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Parent and Royal Philips, our or their respective subsidiaries or, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Volcano or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Parent and Royal Philips or any of our or their respective executive officers, directors or affiliates, on the one hand, and Volcano or any of its executive officers, directors or affiliates, on the other hand, and (vii) during the past five years, none of us, Parent or Royal Philips, to our knowledge or the knowledge of Parent and Royal Philips after reasonable inquiry, any of the persons or entities listed in Annex A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we, Parent and Royal Philips have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Parent and/or Royal Philips with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Royal Philips maintains a website at www.philips.com. These website addresses are not intended to function as hyperlinks, and the information contained on Royal Philips’ website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

The offer is not subject to any financing condition. Because Royal Philips has guaranteed the performance by us of our obligations under the Merger Agreement, including our payment obligations with respect to the Offer and the Merger, we believe that the business, financial condition and results of Parent and Purchaser are not material to a decision by a holder of the Shares whether to sell, hold or tender their Shares into the offer. Royal Philips will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Royal Philips expects to fund such cash requirements from its available cash on hand and a new bridge financing entered into for the purpose of financing the acquisition.

We estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the offer and to pay related fees and expenses will be approximately $978 million.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Volcano.

Philips regularly evaluates its business and plans and considers a variety of transactions to enhance its business. As part of this process, Philips has considered a number of alternatives for developing its healthcare and medical systems businesses, including acquisitions of other companies and businesses.

In March 2007, Philips and Volcano entered into a research agreement to ensure the compatibility of Volcano IVUS systems with Philips’ Allura Xper FD series of cathlab systems. Since 2008, Philips has also resold certain Volcano consoles with Philips’ equipment in certain markets.

On June 12, 2014, representatives of Goldman, Sachs & Co. (“Goldman Sachs”), financial advisor to Volcano, had a discussion with certain members of management of Philips regarding Volcano.

On June 18, 2014, Philips contacted representatives of Lazard Frères & Co. LLC (“Lazard”) to assist Philips in its evaluation of a potential transaction involving Volcano.

On June 19, 2014, Volcano delivered to Philips a draft confidentiality agreement which contained customary restrictions on the ability of Philips to take certain actions with respect to Volcano. Following the delivery of the draft confidentiality agreement by Volcano to Philips, members of Volcano and Philips negotiated the terms of the draft confidentiality agreement, and on June 23, 2014, Volcano and Philips executed the confidentiality agreement.

On June 25, 2014, representatives of Lazard and Goldman Sachs held a telephone call to discuss Volcano’s process regarding a potential business combination and the timeline for such process, and to schedule a presentation by the management of Volcano to representatives of Philips.

On June 30, 2014, representatives of Philips and Lazard met with members of management of Volcano and representatives of Goldman Sachs in San Diego. At such meeting members of management of Volcano and representatives of Goldman Sachs made a presentation regarding Volcano’s financial performance and current and future business opportunities.

On July 3, 2014, representatives of Philips, Lazard, Volcano and Goldman Sachs held a telephone call to review Volcano’s financial projections and preliminary view of potential synergies that could be achieved in a business combination.

On July 11, 2014, representatives of Philips held a telephone call with the Chief Legal Officer of Volcano on a number of legal-related due diligence items, including intellectual property, employee matters, legal structure, prior acquisitions, material contracts and regulatory matters.

On July 16, 2014, representatives of Goldman Sachs called representatives of Lazard to preview Volcano’s financial results for the second quarter of 2014. On that call, Goldman Sachs indicated that Volcano’s financial results would be roughly in line with guidance that Volcano had previously provided to analysts/investors.

On July 21, 2014, representatives of Volcano and Goldman Sachs had a telephone call with representatives of Philips and Lazard to preview Volcano’s financial results for the second quarter of 2014. On that call, Volcano indicated that it had not met its revenue and operating margin forecasts for the second quarter of 2014, but that it did not anticipate any fundamental changes to its long-term forecast.

On July 25, 2014, representatives of Philips held a telephone call with members of management of Volcano, during which Philips verbally delivered a non-binding indication of interest to acquire Volcano at a price of $24.00 per Share, subject to due diligence and other conditions. Philips followed up the call by delivering to Volcano a written non-binding indication of interest consistent with such call. The written indication of interest included a request by Philips of an eight week exclusivity period during which Philips and Volcano would work to negotiate, sign and approve mutually acceptable definitive agreements.

On July 30, 2014, representatives of Goldman Sachs called representatives of Lazard to inform Lazard that the Volcano Board held a meeting to review Philips’ non-binding indication of interest and had determined to allow Philips to conduct due diligence on Volcano, but at a price of $24.00 per Share, would not grant Philips an exclusivity period. On that same call, Goldman Sachs indicated that, as a result of trends seen in Volcano’s business during the second quarter of 2014, Volcano intended to adjust downward its guidance to analysts/investors for the second half of 2014.

From August 6, 2014 and August 8, 2014, representatives of Philips and Lazard met with representatives of Volcano and Goldman Sachs in San Diego, during which members of management of Volcano made a number of due diligence presentations regarding Volcano’s operations and during which representatives of Philips and Lazard conducted on-site reviews of Volcano facilities.

On August 7, 2014, following the close of trading on NASDAQ, Volcano announced its results for the second quarter of 2014. In that announcement, Volcano also indicated that it was revising its revenue guidance for 2014 to a range of $397 million–$401 million, or $401 million–$405 million on a constant currency basis, a decrease from the guidance provided in May 2014 of $413 million–$421 million, or $417 million–$425 million on a constant currency basis. On that same day, representatives of Philips and Volcano had a telephone call on which they discussed the financial results for the second quarter of 2014 and Volcano’s long-term financial projections.

On August 8, 2014, Volcano provided limited access to its virtual data room to Philips and its advisors. Also on that same day, the price of Volcano common stock on NASDAQ, which had closed on August 7, 2014 at $15.78 per Share, closed at $12.56 per Share.

During the period from August 8, 2014 to September 12, 2014, Philips continued its due diligence of Volcano and, together with representatives of Lazard, had numerous telephone conversations regarding Philips’ due diligence of Volcano and the process and timeline for consummating a business combination between Philips and Volcano.

On August 11, 2014, Volcano held an Analyst/Investor Day in which it delivered a presentation indicating that, among other things, it was forecasting that its revenue would increase at a compound annual growth rate of 6%–8% for the period from 2014–2018, which was lower than the forecast growth rate previously indicated by Volcano to Philips.

On August 27, 2014, Goldman Sachs delivered to Lazard an initial draft merger agreement.

On August 29, 2014, representatives of Goldman Sachs and Lazard held a telephone call to discuss the process and timeline for consummating a business combination between Philips and Volcano. On that call, Goldman Sachs indicated that the Volcano Board was meeting on September 12, 2014 and that the Volcano Board had determined that if Philips and Volcano had not reached an agreement with respect to a business combination by such time, Volcano would cease conversations with Philips and would focus on running Volcano’s business as a stand-alone company.

On September 6, 2014, Cooley LLP (“Cooley”), counsel to Volcano, sent an initial draft of the Volcano disclosure schedules to Sullivan & Cromwell LLP (“Sullivan & Cromwell”), counsel to Philips.

On September 10, 2014, representatives of Philips and Volcano held a telephone call to review Volcano’s financial results for the months of July 2014 and August 2014 and to discuss Volcano’s outlook for the third quarter of 2014.

On September 11, 2014, Sullivan & Cromwell sent Cooley a markup of the draft merger agreement, which included an indication that Philips expected to enter into consulting/retention agreements with certain members of Volcano management in connection with signing a definitive merger agreement.

On September 12, 2014, Bert van Meurs, General Manager of Image-Guided Therapy at Philips, called R. Scott Huennekens, President and Chief Executive Officer of Volcano, to indicate that Philips had not completed its due diligence, but if Philips were to make an offer to acquire Volcano, such offer would be at a price of $17.00–$18.00 per Share. On that same day, Goldman Sachs informed Lazard that such price was not acceptable and indicated that Philips’ and its advisors’ access to the virtual data room would cease and planned diligence sessions with management of Volcano would be cancelled.

On September 15, 2014, Mr. van Meurs met with Mr. Huennekens at the Transcatheter Cardiovascular Therapeutics conference in Washington, D.C. During this meeting, Messrs. van Meurs and Huennekens discussed the possibility of reconvening discussions between Philips and Volcano with respect to a possible business combination, and Mr. Huennekens indicated that he and Ronald A. Matricaria, Chairman of the Volcano Board, may be willing to meet with members of senior management of Philips.

On September 19, 2014, Mr. van Meurs called Mr. Huennekens to set up a meeting between Messrs. Huennekens and Matricaria and Frans van Houten, President and Chief Executive Officer of Royal Philips, Stewart McCrone, Global Head of Mergers and Acquisitions of Royal Philips, and Mr. van Meurs in Amsterdam on October 9–10, 2014.

During the first week of October 2014, representatives of Philips and Volcano engaged in numerous discussions regarding the recommencement of Philips’ due diligence of Volcano and the process and timeline for completing such due diligence, and on October 1, 2014, Volcano reopened access to the virtual data room to Philips and its advisors. During that time, Mr. Huennekens indicated Volcano’s strong preference that Philips complete as much of its due diligence process as possible prior to the meetings scheduled to take place in Amsterdam on October 9–10, 2014.

On October 9, 2014, Messrs. Huennekens and Matricaria had dinner with Messrs. McCrone and van Meurs in Amsterdam to discuss a possible business combination between Philips and Volcano. The next day, Messrs. Huennekens and Matricaria met with Messrs. van Houten, McCrone and van Meurs to discuss, among other things, the price at which the parties would be willing to enter into a business combination, the process for completing Philips’ remaining due diligence and the timeline for consummating a transaction.

On October 20, 2014, Philips delivered a revised non-binding indication of interest to acquire Volcano at a price of $17.25 per Share, subject to completion of specified due diligence matters and negotiation of mutually acceptable definitive documentation.

On October 21, 2014, representatives of Goldman Sachs called representatives of Lazard to discuss the second revised non-binding indication of interest. On that call, representatives of Goldman Sachs indicated that Volcano would not be willing to enter into a business combination with Philips at a price of less than $18 per Share and that Philips should inform Volcano by October 24, 2014, the date of the next meeting of the Volcano Board, if Philips would be willing to acquire Volcano at such a price. Representatives of Goldman Sachs and Lazard also discussed the scope of Philips’ remaining due diligence and Volcano’s desire to announce a business combination with Philips, if one were to occur, on or prior to November 6, 2014.

On October 22, 2014, Cooley delivered a revised draft merger agreement to Sullivan & Cromwell.

On October 23, 2014, representatives of Lazard called representatives of Goldman Sachs to inform Goldman Sachs that, as a result of its continuing due diligence of Volcano, Philips could no longer support the

$17.25 per Share price included in the second revised non-binding indication of interest delivered on October 21, 2014.

On October 24, 2014, following a meeting of the Volcano Board, representatives of Goldman Sachs called representatives of Lazard to indicate that the Volcano Board had determined to cease conversations with Philips regarding a business combination and to focus on running Volcano’s business. On that same day, Volcano shut off access to the virtual data room to Philips and its advisors.

On October 28, 2014, Philips delivered to Messrs. Huennekens and Matricaria a further revised non-binding indication of interest to acquire Volcano at a price of $16.00 per Share, subject to completion of specified due diligence matters and negotiation of mutually acceptable definitive documentation. Such email also included a revised draft merger agreement.

On October 29, 2014, representatives of Goldman Sachs called representatives of Lazard to indicate that Volcano was rejecting Philips revised offer of $16.00 per Share, as Volcano believed the price was insufficient and that Philips needed to provide a more specific list of remaining due diligence that Philips wished to complete. Also on that call, Goldman Sachs indicated that Volcano would be ceasing discussions with Philips regarding a business combination and would be focusing on running the Volcano business.

On November 6, 2014, Volcano announced its results for the third quarter of 2014. In that announcement, Volcano also indicated that it was revising its revenue guidance for 2014 to a range of $393 million–$397 million, a decrease from the guidance provided on August 7, 2014 of $397 million–$401 million. On November 7, 2014, the price of Volcano common stock on NASDAQ closed at $9.99 per Share.

On November 7, 2014, Mr. van Meurs sent an email to Mr. Huennekens indicating that Philips continued to be interested in acquiring Volcano and that Philips was ready to move quickly to complete its remaining due diligence.

On November 14, 2014, Mr. van Houten sent an email to Mr. Matricaria indicating that Philips continued to be interested in acquiring Volcano and requesting a telephone call to discuss the potential for renewing discussions regarding a business combination between Philips and Volcano.

On November 17, 2014, Mr. van Houten and Mr. Matricaria held a telephone call regarding a business combination between Philips and Volcano, including Philips’ outstanding due diligence requests. On that call, Mr. Matricaria indicated that Volcano would focus on running the Volcano business (rather than a business combination with Philips). Mr. Matricaria also indicated his view that the price of Volcano common stock, which opened trading that day at $11.59, would increase to $13.00–$14.00 per share in the near future, and that the Volcano Board would not be willing to enter into a transaction with Philips at a price less than $18.00 per Share.

On November 20, 2014, Philips received a letter from Volcano in which Volcano requested that Philips either return or destroy all diligence materials previously provided by Volcano.

On November 21, 2014, Mr. van Houten called Mr. Matricaria to indicate that Philips would be willing to acquire Volcano at a price of $18.00 per Share, subject to completion of a specific list of due diligence items. Mr. Matricaria responded that, subject to Philips and Volcano reaching agreement on the form of a merger agreement, Mr. Matricaria would seek support and approval from the Volcano Board at a price of $18.00 per Share, and, upon obtaining such support and approval, Philips would be provided access necessary to enable Philips to complete its due diligence.

On November 23, 2014, Mr. Matricaria sent an email to Mr. McCrone reiterating his response to Mr. van Houten from the telephone call on November 21, 2014. Later that evening, Cooley sent a revised draft merger agreement to Sullivan & Cromwell.

During the period from November 25, 2014 to December 9, 2014, representatives of Philips, Lazard, Volcano and Goldman Sachs continued to negotiate the scope of Philips’ remaining due diligence.

On November 26, 2014, Cooley sent a revised draft of the Volcano disclosure schedules to Sullivan & Cromwell. Later that day, Sullivan & Cromwell sent a revised draft merger agreement to Cooley.

On November 28, 2014, representatives of Sullivan & Cromwell and Cooley held a telephone call to negotiate certain aspects of the draft merger agreement and to discuss the scope of the Philips’ remaining due diligence.

On November 29, 2014, Cooley sent a revised draft merger agreement to Sullivan & Cromwell.

On December 1, 2014, Sullivan & Cromwell sent a revised draft merger agreement and comments to the Volcano disclosure schedules to Cooley.

On December 10, 2014, Volcano provided Philips with access to certain information and individuals to enable Philips to complete its final stage of due diligence.

During the period from December 10, 2014 to December 16, 2014, Philips completed the final stages of its due diligence, and Sullivan & Cromwell and Cooley exchanged multiple drafts of the merger agreement and corresponding disclosure schedules. Also during this period, representatives of Philips, certain executives of Volcano and their respective counsel negotiated the terms of the executives’ consulting and/or retention agreements with Philips.

On December 16, 2014, Volcano informed Philips that the Volcano Board had unanimously adopted resolutions in which the Volcano Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, Volcano and its stockholders; (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Volcano of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of Volcano tender their shares to Purchaser pursuant to the Offer. Later that day, the merger agreement was executed and delivered on behalf of each of Volcano, Parent and Purchaser, and Royal Philips executed and delivered its guarantee.

On December 17, 2014, prior to the opening of trading on NASDAQ, Philips and Volcano issued a joint press release announcing the execution of the merger agreement, and on December 20, 2014, Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser, Parent and Royal Philips—Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and Volcano or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and Volcano or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and Volcano were qualified and subject to important limitations agreed to by Parent, us and Volcano in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than December 30, 2014). Subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15 — “Conditions to the Offer,” we will (and Parent will cause us to), as soon as practicable after the Expiration Date (but no later than 9:00 A.M., Eastern Time, on the first business day after the Expiration Date), accept for payment and promptly thereafter (but no later than the first business day after the Expiration Date) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The initial Expiration Date will be 12:00 midnight, Eastern time, on January 29, 2015 (one minute after 11:59 P.M., Eastern time, on January 28, 2015).

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer Conditions are for the sole benefit of Parent and us, and we or Parent may waive, in whole or in part, any condition to the Offer from time to time, in our or its sole discretion, provided that we and Parent may not waive the Minimum Condition, or (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (vi) change the Minimum Condition, (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, in each case, without the prior written consent of Volcano.

Extensions of the Offer

If, as of the Expiration Date, any Offer Condition is not satisfied and has not been waived (if permitted under the Merger Agreement), we may, in our discretion (and without the consent of Volcano or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. If the conditions to the Offer have not been satisfied or waived (other than the Minimum Condition, which we and Parent may not waive) and the Merger Agreement has not been terminated, Volcano may require us to extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, until all conditions to the Offer have been satisfied or waived (other than the Minimum Condition, which we and Parent may not waive). In addition, we will extend the Offer either (i) for the minimum period required by any legal requirement, interpretation or position of the SEC or its staff or NASDAQ or its staff or (ii) for periods of up to ten business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement has expired or been terminated. However, in no event will we (i) be required to extend the Offer beyond the Extension Deadline or (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Volcano.

Volcano Board Recommendation

The Volcano Board has, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable to, and in the best interest of, Volcano and its stockholders; (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Volcano of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) resolved to recommend that the stockholders of Volcano tender their shares to Purchaser pursuant to the Offer (the “Volcano Board Recommendation”).

The Merger

The Merger Agreement provides that, immediately following the Offer Acceptance Time, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	we will be merged with and into Volcano and, as a result of the Merger, our separate corporate existence will cease;

•	Volcano will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of Parent; and

•	all of our rights, privileges, immunities, powers and franchises and those of Volcano will vest in Volcano as the Surviving Corporation, and all of our liabilities, obligations and restrictions and those of Volcano will become the liabilities, obligations and restrictions of Volcano as the Surviving Corporation.

Application of Section 251(h) of the DGCL. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the Offer Acceptance Time, Parent, we and Volcano have agreed, subject to satisfaction of the conditions set forth in the Merger Agreement, to consummate the Merger immediately following the Offer Acceptance Time.

Certificate of Incorporation; Bylaws. Unless otherwise determined by Parent prior to the Effective Time: (i) the certificate of incorporation of the Surviving Corporation will be amended and restated as of the Effective Time to conform to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time; and (b) the bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time.

Changes of Directors and Officers in Connection with the Offer and the Merger. The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation immediately following the Effective Time.

Merger Closing Conditions. Our obligations and the obligations of Parent and Volcano to effect the Merger are subject to the satisfaction of each of the following conditions:

•

there not having been issued by any court of competent jurisdiction or remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, or any action having been taken, or any legal requirement or order having been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; and

•	Purchaser (or Parent on Purchaser’s behalf) having accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

Merger Consideration. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price in cash, without interest, subject to any withholding of taxes required by applicable legal requirements, except for Shares then owned by Parent, Purchaser or any other wholly owned subsidiary of Parent and Shares held by Volcano or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Payment for Shares. Prior to the Effective Time, Parent will designate, pursuant to the terms of the Merger Agreement, a bank or trust company reasonably acceptable to Volcano to act as paying agent (in such capacity, the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares become entitled pursuant to the Merger. Substantially concurrent with the Effective Time, Parent will deposit, or cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable in connection with the Merger.

Promptly after the Effective Time (but in no event later than ten days thereafter), the Surviving Corporation will cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration (i) a form of letter of transmittal (which will be in customary form and will specify that delivery will be effected, and risk of loss and title to the Share Certificates will pass, only upon proper delivery of the Share Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) for use in effecting delivery of Shares to the Paying Agent and (ii) instructions for use in effecting the surrender of the Share Certificates or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Share Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Share Certificates or Book-Entry Shares will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Share Certificates or Book-Entry Shares, and such Share Certificates and Book-Entry Shares will then be canceled. No interest will accrue or be paid on the Merger Consideration payable upon the surrender of any Share Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made other than to the person in whose name the surrendered Share Certificates formerly evidencing the Shares is registered on the stock transfer books of Volcano, it will be a condition of payment that the Share Certificate so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment will have paid all transfer and other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Share Certificate surrendered, or will have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares will only be made to the person in whose name such Book-Entry Shares are registered.

The transmittal instructions will include instructions if the stockholder has lost a Share Certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Parent or us, post a bond in such reasonable amount as we may reasonably direct, as indemnity against any claim that may be made against it in respect of such Share Certificate.

At any time following the 180th day after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Share Certificates or Book-Entry Shares (including, all interest and other income received by the Paying

Agent in respect of all funds made available to it), and, thereafter, such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar legal requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of Share Certificates or Book-Entry Shares held by them. Neither the Surviving Corporation nor the Paying Agent will be liable to any holder of Share Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar legal requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental body will become, to the extent permitted by applicable legal requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

Each of the Surviving Corporation, Parent and Purchaser will be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares or any other consideration otherwise payable pursuant to the Merger Agreement such amounts as it is required by any legal requirement to deduct and withhold with respect to taxes. Each such payor will take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate governmental body. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of Shares or other recipient of consideration under the Merger Agreement in respect of which such deduction and withholding was made.

Treatment of Volcano Options and Volcano RSUs

Each Volcano Option that is outstanding as of immediately prior to the Offer Acceptance Time will be accelerated and become fully vested and exercisable immediately prior to the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Volcano Option that is then outstanding and unexercised will be cancelled and be converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Volcano Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Volcano Option. Each Volcano Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be cancelled at the Effective Time and will cease to exist without entitling the holder thereof to receive any payment before or after the Effective Time.

Each Volcano RSU that is outstanding as of immediately prior to the Offer Acceptance Time will become fully vested immediately prior to the Offer Acceptance Time. In lieu of an issuance of Shares in settlement of such vested Volcano RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Volcano RSU will be cancelled and converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested Volcano RSUs immediately prior to the Effective Time and (ii) the Merger Consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties of Parent, us and Volcano.

Some of the representations and warranties in the Merger Agreement made by Volcano are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” with respect to Volcano means any change, event, occurrence, violation, inaccuracy, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of Volcano and its subsidiaries taken as a whole or (b) the ability of Volcano to consummate the transactions contemplated by the Merger Agreement in a timely manner; provided, however, that none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, or would reasonably be expected to have, a Material Adverse Effect:

(i)	any change in the market price or trading volume of Volcano’s stock;

(ii)	any loss of, or adverse change in, the relationship of Volcano with its customers, employees or suppliers or any other change, event, occurrence, violation, inaccuracy, circumstance or development that was proximately caused by the announcement of the Merger Agreement or the pendency or consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (other than for purposes of certain representations or warranties relating to non-contravention and consents but subject to disclosures relating thereto);

(iii)	any change, event, occurrence, circumstance or development in the medical devices industry or in the economy generally or other market conditions, except to the extent that Volcano and its subsidiaries are adversely affected disproportionately relative to the other participants in such industry;

(iv)	any change, event, occurrence, circumstance or development arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

(v)	any change, event, occurrence, circumstance or development arising directly or indirectly from or otherwise relating to any act of terrorism, war, epidemic or any other similar event, except to the extent that such change, event, occurrence, circumstance or development disproportionately affects Volcano and its subsidiaries relative to other participants in the medical device industry;

(vi)	the failure of Volcano to meet internal or analysts’ expectations or projections for the results of operations of Volcano;

(vii)	any adverse effect arising directly from or otherwise directly relating to any action taken by Volcano at the written direction of Parent or any action specifically required to be taken by Volcano, or the failure of Volcano to take any action that Volcano is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor;

(viii)	any change in legal requirements or United States generally accepted accounting principles (“GAAP”);

provided that the exceptions in clauses “(i)” and “(vi)” will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(v)” or “(vii) through “(viii)” above) has had or would be reasonably expected to have a Material Adverse Effect.

Some of the representations and warranties in the Merger Agreement made by Parent and us are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Parent means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement.

In the Merger Agreement, Volcano has made customary representations and warranties to Parent and us with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Volcano and its subsidiaries;

•	the certificate of incorporation and bylaws of Volcano and its subsidiaries;

•	Volcano’s capitalization;

•	Volcano’s SEC filings and financial statements;

•	the absence of certain changes;

•	title to assets;

•	real property

•	intellectual property matters, including the absence of infringement of rights of others;

•	material contracts and the absence of any defaults under material contracts;

•	the absence of certain material undisclosed liabilities;

•	compliance with applicable laws and regulatory requirements;

•	compliance with certain anti-corruption and anti-bribery laws;

•	possession of governmental authorizations necessary to conduct Volcano’s business;

•	tax matters, including filings of material tax returns and payment of material taxes;

•	employee benefit matters, including the status of employee benefit plans;

•	environmental matters;

•	insurance coverage;

•	the absence of litigation or other legal proceedings, orders, claims or investigations;

•	the corporate authority and power of Volcano to perform its obligations under the Merger Agreement and the binding nature of the Merger Agreement;

•	the inapplicability of any anti-takeover law to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the inapplicability of a stockholder vote required to authorize or adopt the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Volcano and its subsidiaries or applicable laws, on the other hand;

•	the amendment to Volcano’s rights agreement dated June 20, 2006 by and between Volcano and American Stock Transfer & Trust Company;

•	the receipt by the Volcano Board of a fairness opinion from Goldman, Sachs & Co.; and

•	parties entitled to financial advisory fees based on Volcano’s arrangements.

In the Merger Agreement, we and Parent have made customary representations and warranties to Volcano with respect to, among other things:

•	the due organization of Parent;

•	the formation and activities of Purchaser;

•	the corporate authority and power of each of Parent and Purchaser to perform their respective obligations under the Merger Agreement and the binding nature of the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Parent and Purchaser or applicable laws, on the other hand;

•	the accuracy of information supplied by Parent and Purchaser for inclusion in the Schedule 14D-9, and the absence of material untrue statements or omissions in this Offer to Purchase.

•	the absence of any material transaction-related litigation or other legal proceedings, claims or investigations;

•	availability of funds necessary to perform our respective obligations under the Merger Agreement, including the payment of the aggregate Offer Price and consideration payable in the Merger;

•	lack of ownership of Shares by Parent, Purchaser or their respective subsidiaries; and

•	parties entitled to financial advisory fees based on Parent’s and our arrangements.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Conduct of Business of Volcano

The Merger Agreement provides that, except as required or otherwise contemplated by the Merger Agreement, as required by applicable law, or with the prior written consent of Parent, from the date of the Merger Agreement until the earlier of the Offer Acceptance Time or the termination of the Merger Agreement pursuant to its terms, Volcano will conduct in all material respects its business and operations in the ordinary course and will promptly notify Parent of (i) any knowledge of any notice from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement, and (ii) any legal proceeding commenced, or, to its knowledge threatened, relating to or involving Volcano that relates to the consummation of the transactions contemplated by the Merger Agreement. Volcano will use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its and its subsidiaries’ relations and goodwill with all material suppliers, material customers, material distributors, governmental bodies and other material business relations; provided, however, that Volcano will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

In addition, during the same period, except as required by the Merger Agreement, as required by legal requirements, or otherwise with the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned), Volcano will not, and will not permit any of its subsidiaries to, take certain actions (subject to certain further exceptions to the individual restrictions set forth in the Merger Agreement, including in certain circumstances exceptions relating to Volcano’s ordinary course of business consistent with past practice), including the following:

•	(i) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, except dividends and distributions paid or made to Volcano by its wholly-owned subsidiaries, or (ii) repurchase, redeem or otherwise reacquire any of its shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) repurchases of Shares outstanding as of the date of the Merger Agreement pursuant to Volcano’s right (under written commitments in effect as of the date of the Merger Agreement) to purchase Shares held by officers, employees, directors, independent contractors or consultants of Volcano or its subsidiaries only upon termination of such person’s employment or engagement by Volcano; (B) repurchases of Volcano Options or warrants to purchase Shares (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date of the Merger Agreement (in cancellation thereof) pursuant to the terms of any such Volcano Option (and, with respect to any such Volcano Options, as permitted by the terms of the Volcano Equity Plans) or warrant to purchase Shares (in effect as of the date of the Merger Agreement) between Volcano and an employee, consultant or member of the Volcano Board only upon termination of such person’s employment or engagement by Volcano; or (C) acquisitions of Shares tendered by holders of Volcano Options, Volcano RSUs and warrants to purchase Shares outstanding on the date of the Merger Agreement in connection with withholding to satisfy the tax obligations or to pay the exercise price of such award, as applicable;

•	split, combine, subdivide or reclassify any shares of its capital stock or other equity interests;

•	sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by Volcano of (i) any capital stock, equity interest or other security of Volcano, (ii) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of Volcano, or (iii) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of Volcano (except that Volcano may issue Shares as required to be issued upon the settlement of Volcano RSUs outstanding on the date of the Merger Agreement, or upon the exercise of Volcano Options or warrants to purchase Shares outstanding as of the date of the Merger Agreement, or pursuant to the operation of the ESPP in accordance with the Merger Agreement);

•	(i) grant or increase in any manner any change-in-control, severance or termination pay to (or amend any such agreement with) any director, officer, advisor, consultant or employee of Volcano or any of its subsidiaries, (ii) grant any new awards under a Volcano Equity Plan, (iii) except as required by applicable legal requirements, establish, adopt, terminate or amend certain employee benefit plans, or amend or waive any of its rights under any of such plans, (iv) take any action to amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under certain employee benefit plans or remove any existing restrictions in any such plans or awards made thereunder or take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any such plans, to the extent not already provided in any such plans, (v) materially change any actuarial or other assumptions used to calculate funding obligations with respect to certain employee benefit plans that is required by applicable legal requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable legal requirements, (vi) forgive any loans to any director, officer, advisor, consultant or employee of Volcano or any of its subsidiaries or (vii) grant any director, officer, advisor, consultant or employee of Volcano or any of its subsidiaries any increase in compensation, bonuses, commissions or other benefits (except that Volcano: (A) may provide increases in salary, wages or benefits to non-executive officer employees with annual base salary below $200,000 in the ordinary course of business; and (B) may make usual and customary annual or quarterly bonus payments in the ordinary course of business in accordance with certain bonus plans;

•	hire any employee with an annual base salary in excess of $250,000 or engage any independent contractor (who is a natural person) with annual base compensation in excess of $300,000;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	make or authorize any capital expenditure (except that Volcano may make any capital expenditure that: (i) is provided for in Volcano’s capital expense budget either delivered or made available to Parent or to Parent’s representatives prior to the date of the Merger Agreement, which expenditures will be in accordance with the categories set forth in such budget; or (ii) when added to all other capital expenditures made on behalf of Volcano since the date of the Merger Agreement but not provided for in Volcano’s capital expense budget either delivered or made available to Parent or to Parent’s representatives prior to the date of the Merger Agreement, does not exceed $500,000 individually and $1,000,000 in the aggregate during any fiscal quarter);

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any encumbrance (other than certain permitted encumbrances) any material right or other material asset or property (except, in the case of any of the foregoing (i) in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements in the ordinary course of business), (ii) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Volcano and (iii) as provided for in Volcano’s capital expense budget delivered or made available to Parent or to Parent’s representatives prior to the date of the Merger Agreement or when added to all other capital expenditures made on behalf of Volcano since the date of the Merger Agreement but not provided for in Volcano’s capital expense budget either delivered or made available to Parent or to Parent’s representatives prior to the date of the Merger Agreement, does not exceed $500,000 individually and $1,000,000 in the aggregate during any fiscal quarter);

•	lend money or make capital contributions or advances to or make investments in, any person;

•	incur or guarantee any indebtedness (except for short-term borrowings, of not more than $250,000 in the aggregate, incurred in the ordinary course of business consistent with past practice, advances to employees and consultants for travel and other business related expenses in the ordinary course of business and transactions pursuant to Volcano’s currency hedging plan in the ordinary course of business consistent with past practice);

•	amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under certain material contracts or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract, excluding customer and other contracts entered into in the ordinary course of business consistent with past practice;

•	(i) make any material change to any accounting method or accounting period used for tax purposes (or request such a change); (ii) make any material tax election (other than a tax election that is consistent with a tax election made in a previous period); (iii) rescind or change any material tax election; (iv) file an amended tax return that could materially increase the taxes payable by Volcano; (v) enter into a closing agreement with any governmental body regarding any material tax; (vi) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund; (vii) waive or extend the statute of limitations with respect to any material tax other than (A) pursuant to extensions of time to file a tax return obtained in the ordinary course of business or (B) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local taxes to prevent the assessment or collection of a tax; or (viii) take any other action with respect to taxes that is outside the ordinary and usual course of business or inconsistent with past practice;

•	commence any legal proceeding, except with respect to: (i) routine matters in the ordinary course of business; or (ii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any legal proceeding relating to a breach of the Merger Agreement or pursuant to a settlement that does not relate to any of the transactions contemplated by the Merger Agreement and: (i) that results solely in a monetary obligation involving only the payment of monies by Volcano of not more than $500,000 in the aggregate; or (ii) that results solely in a monetary obligation that is funded by an insurance policy of, Volcano and the payment of monies by Volcano that together with any settlement made under subsection “(i)” of this bullet are not more than $500,000 in the aggregate (not funded by an indemnity or through insurance policies);

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable legal requirements);

•	amend, modify or waive any material provision in Volcano’s Rights Agreement or adopt or implement any new stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Volcano or any of its subsidiaries; or

•	authorize any of, or agree or commit to take, any of the foregoing actions.

No Solicitation

Volcano and its subsidiaries have agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, they will not, and will not authorize or permit any of their representatives to, directly or indirectly:

•	continue any solicitation, knowing encouragement, discussions or negotiations with any third party that may be ongoing with respect to an Acquisition Proposal (as defined below);

•	solicit, initiate, or knowingly induce, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries or indications of interest regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, in response to, or for the purpose of facilitating or knowingly encouraging, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal;

•	enter into any binding or nonbinding letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•	except where the failure to take such action would be inconsistent with the fiduciary duties of the Volcano Board to Volcano’s stockholders under applicable legal requirements, release or permit the release prior to the earlier of the Offer Acceptance Time and the termination of the Merger Agreement of any third party from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any “standstill” agreement to which Volcano or any of its subsidiaries is a party.

However, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, Volcano or any of its representatives receives an unsolicited bona fide written Acquisition Proposal from any third party, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement (and has not been withdrawn) and did not result from any breach of the non-solicitation and recommendation provisions of the Merger Agreement, (i) Volcano and its representatives may contact such third party to clarify the terms and conditions thereof and (ii) if (A) the Volcano Board determines in good faith, after consultation with its independent financial advisors of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined below) and that failure to take such action would be inconsistent with the fiduciary duties of the Volcano Board to Volcano’s stockholders under applicable legal requirements, and (B) prior to or concurrently with furnishing any such information to, or entering into discussions with, such third party, Parent receives written notice from Volcano of the identity of such third party and of Volcano’s intention to furnish information to, or enter into discussions with, such third party, then Volcano and its representatives may (x) furnish, pursuant to (but only pursuant to) an acceptable confidentiality agreement, information (including non-public information) with respect to Volcano and its subsidiaries to the third party who has made such Acquisition Proposal; provided that Volcano will concurrently provide to Parent any non-public information concerning Volcano and its subsidiaries that is provided to any third party given such access which was not previously provided to Parent or its representatives and (y) engage in or otherwise participate in discussions or negotiations (and waive such third party’s noncompliance with the provisions of any “standstill” agreement to the extent (but only to the extent) necessary to permit such discussions) with the third party making such Acquisition Proposal.

For purposes of the Merger Agreement, “Acquisition Proposal” means any proposal or offer from any third party (other than Parent and its affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition, license, lease, exchange or other disposition of assets of Volcano and its subsidiaries equal to 20% or more of Volcano’s consolidated assets (including, without limitation, equity securities of Volcano’s subsidiaries) or to which 20% or more of Volcano’s revenues or earnings on a consolidated basis are attributable, (ii) issuance or acquisition of 20% or more of the voting power of or of any class of equity securities of Volcano or any of its subsidiaries, (iii) recapitalization, tender offer or exchange offer that if consummated would result in any third party or group beneficially owning 20% or more of the voting power of or of any class of equity securities of Volcano or any of its subsidiaries or (iv) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Volcano or any of its subsidiaries.

For purposes of the Merger Agreement, “Acquisition Inquiry” means an inquiry, indication of interest, proposal, offer or request for information from any third party (other than Parent and its affiliates) that relate to or could reasonably be expected to lead to an Acquisition Proposal.

For purposes of the Merger Agreement, “Superior Offer” means an unsolicited, bona fide written Acquisition Proposal not resulting from a breach of the non-solicitation provisions of the Merger Agreement on terms that the Volcano Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing and certainty of closing) of the proposal and the third party making the proposal and other aspects of the Acquisition Proposal that the Volcano Board deems relevant, and if consummated, would result in a transaction more favorable to Volcano’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal will be deemed to be references to “80%.”

Following the date of the Merger Agreement, Volcano will promptly (and in any event within 36 hours) notify Parent if any Acquisition Proposal or any Acquisition Inquiry are received by Volcano or any of its representatives, and provide to Parent (i) the identity of the third party making or submitting such Acquisition Proposal or Acquisition Inquiry, (ii) a copy of all material written materials provided by the third party in connection with such Acquisition Proposal or Acquisition Inquiry and (iii) a written summary of all material oral communications made by any third party in connection with such Acquisition Proposal or Acquisition Inquiry. After receipt of any Acquisition Proposal or Acquisition Inquiry, Volcano will keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or Acquisition Inquiry on a prompt basis and upon the request of Parent will reasonably inform Parent of the status of such Acquisition Proposal or Acquisition Inquiry. Volcano agreed that it and its subsidiaries will not enter into any confidentiality agreement with any third party subsequent to the date of the Merger Agreement which would prohibit Volcano from providing any information to Parent or otherwise prohibit Volcano from complying with its obligations under the non-solicitation provisions of the Merger Agreement.

Nothing in the Merger Agreement will prohibit Volcano from (i) taking and disclosing to the stockholders of Volcano a position contemplated by Rule 14e-2(a) or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of Volcano that is required by applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that in the case any of the foregoing, if such disclosure does not specifically reaffirm the Volcano Board Recommendation or has the substantive effect of withdrawing or adversely modifying the Volcano Board Recommendation, such disclosure shall be deemed to be a Volcano Adverse Change Recommendation (as defined below), and Parent will have the right to terminate the Merger Agreement.

Volcano Board’s Recommendation; Change of Board Recommendation

Volcano consented to the Offer and the Volcano Board made the Volcano Board Recommendation, which includes the recommendation that the holders of Shares tender their Shares pursuant to the Offer. Volcano also consented to the inclusion of a description of the Volcano Board Recommendation in this Offer to Purchase and the documents related to the Offer. None of Volcano, the Volcano Board or any committee thereof may:

•	(i) withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or publicly announce any intention to withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, the Volcano Board Recommendation, or fail to include the Volcano Board Recommendation in (or remove from) the Schedule 14D-9 or (ii) approve, endorse, recommend or declare advisable, or publicly propose or announce any intention to approve, endorse, recommend or declare advisable, any Acquisition Proposal (any action described in clauses (i) and (ii) being referred to as a “Volcano Adverse Change Recommendation”); or

•	adopt, approve, recommend, submit to stockholders or declare advisable, or resolve or determine to adopt, approve, recommend, submit to stockholders or declare advisable, or allow Volcano or any of its subsidiaries to execute or enter into any contract constituting any Acquisition Proposal, or requiring, or reasonably likely to cause, Volcano to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (other than an acceptable confidentiality agreement) (any such contract, an “Alternative Acquisition Agreement”), except as permitted under the Merger Agreement.

However, at any time prior the Offer Acceptance Time, the Volcano Board may make a Volcano Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement (as defined below) if and only if:

•	if the decision to make a Volcano Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement is in connection with an Acquisition Proposal:

•	Volcano is not in breach of its non-solicitation obligations under the Merger Agreement;

•	Volcano has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Volcano’s non-solicitation obligations under the Merger Agreement) from any third party that has not been withdrawn;

•	the Volcano Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer;

•	the Volcano Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Volcano Board to Volcano’s stockholders under applicable legal requirements;

•	Volcano has given Parent prior written notice of its intention to consider making a Volcano Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement at least three business days prior to making any such Volcano Adverse Change Recommendation or termination (a “Determination Notice”) (which notice will not constitute a Volcano Adverse Change Recommendation);

•

(i) Volcano has provided to Parent the material terms and conditions of the Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with its non-solicitation obligations under the Merger Agreement, (ii) Volcano has given Parent the three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals and has negotiated in good faith with Parent (and caused its representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, so that such Acquisition Proposal would cease to constitute a Superior Offer and (iii) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Volcano Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Volcano Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Volcano Board to Volcano’s stockholders under applicable legal requirements; and

•	if Volcano intends to terminate the Merger Agreement to enter into a Specified Agreement, Volcano has complied with applicable termination provisions set forth in the Merger Agreement; or

•	if the decision to make a Volcano Adverse Change Recommendation in not in connection with an Acquisition Proposal:

•	a Change in Circumstance (as defined below) has occurred;

•	the Volcano Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Volcano Board to Volcano’s stockholders under applicable legal requirements;

•	Volcano has given Parent a Determination Notice at least three business days prior to making any such Volcano Adverse Change Recommendation; and

•	(i) Volcano has specified in reasonable detail the Change in Circumstance and the reasons for the Volcano Adverse Change Recommendation, (ii) Volcano has given Parent the three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals and has negotiated in good faith with Parent (and caused its representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, so that such Change in Circumstance would no longer necessitate a Volcano Adverse Change Recommendation and (iii) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Volcano Board has determined, in good faith, that the failure to make the Volcano Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Volcano Board to Volcano’s stockholders under applicable legal requirements.

For purposes of the Merger Agreement, “Change in Circumstance” means any material event or development or material change in circumstances with respect to Volcano and its subsidiaries occurring or arising after the date of the Merger Agreement that (i) was neither known to the Volcano Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement nor known by the chief executive officer or chief financial officer of Volcano nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to Parent, Purchaser or any of their affiliates, (C) clearance of the Merger under antitrust laws, (D) the fact, in and of itself, that Volcano meets or exceeds any internal or analysts’ expectations or projections for the results of operations for any period ending on or after the date of the Merger Agreement (provided that the exception in clause (D) will not prevent or otherwise affect any such development or change underlying Volcano meeting or exceeding such metrics from being taken into account in determining whether a Change in Circumstance has occurred), or (E) any changes after the date of the Merger Agreement in the market price or trading volume of the Shares (provided that the exception in clause (E) will not prevent or otherwise affect any such development or change underlying such change in market price or trading value from being taken into account in determining whether a Change in Circumstance has occurred).

Filings, Consents and Approvals

Subject to the terms and conditions set forth in the Merger Agreement, each of the parties have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from governmental bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental body in connection with any antitrust law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

The parties agreed to promptly take, and cause their affiliates to take, all reasonable actions and steps requested or required by any governmental body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”), or other governmental bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the transactions contemplated by the Merger Agreement, so as to obtain termination of the waiting period under the HSR Act or other antitrust laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other governmental bodies under antitrust laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the Expiration Date, provided that Volcano will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on Volcano only in the event the Closing occurs.

Subject to the terms and conditions of the Merger Agreement, each of the parties will (and will cause their respective affiliates, if applicable, to): (i) promptly, but in no event later than ten business days after the date of the Merger Agreement, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the transactions contemplated by the Merger Agreement; (ii) promptly make all other filings, notifications or other consents as may be required to be made or obtained by such party under foreign antitrust laws in certain identified jurisdictions; and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other governmental bodies in connection with the transactions contemplated by the Merger Agreement.

Prior to the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, each party will use its reasonable best efforts to (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the transactions contemplated by the Merger Agreement, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, each party will permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

Each party will supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any governmental body, including by complying at the earliest reasonably practicable date with any request for additional information, documents or other materials received by any party or any of their respective subsidiaries from any governmental body in connection with such applications or filings or the transactions contemplated by the Merger Agreement. Parent and Volcano will have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or Volcano, as the case may be, and any of their respective subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any governmental body in connection with the Offer and the transactions contemplated by the Merger Agreement and will incorporate all comments reasonably proposed by Parent or Volcano, as the case may be; provided, however, that with respect to any documents or materials required to be filed under the HSR Act, or other laws of any other applicable jurisdiction that contain information that is confidential or proprietary to the providing party (including any so called 4(c) or 4(d) documents), such information will be provided solely to those individuals acting as outside antitrust counsel for the other parties; provided that such counsel will not disclose such information to such other parties and will enter into a joint defense agreement with the providing party; provided further that, the individuals acting as outside antitrust counsel for Volcano may redact from such information any information related to Volcano’s transaction process, including third party bidders, third party offers, financial advice and the value of the transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement will require, or be construed to require, Parent or any of its affiliates to proffer to, or agree (i) to, sell, divest, lease, license, transfer, dispose of or otherwise encumber, (ii) to hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Offer Acceptance Time or the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, Volcano or any of their respective affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Volcano of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by Volcano to take any of the foregoing actions) or (iii) to agree to any material changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of Volcano or the Surviving Corporation, except for proffers and agreements to amend or modify contracts between Volcano and/or its subsidiaries and third parties or sell, divest, lease, license, transfer, dispose or otherwise encumber, or to agree to changes, restrictions or other impairments with respect to, any of Parent’s or Volcano’s (or their respective affiliates’) assets, licenses, operations, rights, product lines, businesses or interest therein, where such amended, sold, divested, leased, licensed, transferred, disposed or encumbered contracts, assets, licenses, operations, rights, product lines, businesses and interests in the aggregate have not accounted for more than $20 million of the parties’ and their respective affiliates’ gross revenues for the 12 months ending September 30, 2014; provided, that Parent is entitled to compel Volcano or its subsidiaries to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the Effective Time.

Employee Matters; Employee Benefits

As soon as reasonably practicable following the date of the Merger Agreement and in any event prior to the Offer Acceptance Time, Volcano will take all actions (including obtaining any necessary determinations and/or resolutions of the Volcano Board or a committee thereof) that may be necessary (under the Volcano Equity Plans and award agreements pursuant to which Volcano Options and Volcano RSUs are outstanding or otherwise) for (i) the acceleration of vesting and exercisability (as applicable) of all unexercised Volcano Options and all Volcano RSUs then outstanding, in each case effective immediately prior to the Offer Acceptance Time, (ii) the cancellation of the Volcano Options and Volcano RSUs as contemplated in the Merger Agreement, respectively, and the subsequent payment of the Merger Consideration in respect of the Volcano Options and Volcano RSUs pursuant to the Merger Agreement and (iii) the termination of each Volcano Equity Plans immediately prior to the Effective Time.

As soon as reasonably practicable following the date of the Merger Agreement and in any event prior to the Offer Acceptance Time, Volcano will take all actions necessary or required under the ESPP and legal requirements (including obtaining any necessary determinations and/or resolutions of the Volcano Board or a committee thereof and, if appropriate, amending the terms of the ESPP) to provide that: (i) except for the six month offering period under the ESPP that commenced on September 1, 2014 (the “Final Offering”), no offering period will be authorized or commence on or after the date of the Merger Agreement, (ii) if the Offer Acceptance Time occurs prior to the scheduled end of the Final Offering, each individual participating in the Final Offering pursuant to the terms of the ESPP will receive notice of the transactions contemplated by the Merger Agreement prior to the Offer Acceptance Time and will have an opportunity to withdraw from the ESPP and terminate his or her outstanding purchase rights under the terms of the ESPP prior to the end of the Final Offering, (iii) as required by the terms of the ESPP, the Final Offering will end within the ten business day period that immediately precedes the Offer Acceptance Time, (iv) with respect to each ESPP participant who has not withdrawn from the ESPP prior to the end of the Final Offering such participant’s accumulated contributions under the ESPP will be used to purchase Shares in accordance with the ESPP as of the end of the Final Offering, (v) the applicable purchase price for Shares purchased under the ESPP will be determined in accordance with the formula set forth in the ESPP as of the date of the Merger Agreement and (vi) the ESPP will terminate in its entirety following the purchase of Shares as of the end of the Final Offering and no further rights shall be granted or exercised under the ESPP thereafter.

For a period of one year following the Effective Time, Parent will provide, or cause to be provided, to those employees of Volcano and its subsidiaries who are employed by Volcano and its subsidiaries as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation and commission opportunities and benefits (including severance benefits, but excluding equity-based compensation, retention and performance bonus opportunities (including but not limited to bonuses granted in connection with prior acquisitions by Volcano and its subsidiaries) and any long-term deferred cash award) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities (including performance bonus awards for 2014 performance under bonus plans that were adopted prior to the execution of the Merger Agreement) and benefits (including certain severance benefits, but excluding equity-based compensation, retention and performance bonus opportunities (including but not limited to bonuses granted in connection with prior acquisitions by Volcano and its subsidiaries) and any long-term deferred cash award) provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Volcano and its subsidiaries.

Parent agreed that all Continuing Employees will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under Volcano’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in the Merger Agreement will limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees will be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that it would not result in a duplication of benefits and to the extent that coverage under such plans is replacing comparable coverage under an employee benefit plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent will use its commercially reasonable efforts to ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with Volcano to the same extent it would not result in a duplication of benefits and to the extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Volcano. Nothing in the Merger Agreement will be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

Contingent upon, the date on which the Closing occurs (the “Closing Date”), Volcano will take all necessary actions to terminate the Volcano 401(k) Plan, with such termination effective as of the date immediately preceding the Closing Date. Volcano will provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent, with such approval not to be unreasonably withheld, conditioned or delayed) evidencing that the Volcano 401(k) Plan will be terminated effective as of the date immediately preceding the Closing Date, contingent upon the Closing Date, and will adopt any necessary amendments to the Volcano 401(k) Plan to effect such termination. Prior to and conditioned upon termination of the Volcano 401(k) Plan, Volcano will take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Volcano 401(k) Plan that are impacted by such termination. Continuing Employees will be permitted to make eligible rollover contributions to the Parent 401(k) Plan (in cash and promissory notes evidencing loans) as soon as practicable following the Closing Date.

Indemnification of Officers and Directors

All rights to indemnification by Volcano existing in favor of the directors and officers of Volcano as of the date of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in Volcano’s certificate of incorporation and bylaws (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between Volcano and the Indemnified Persons (as in effect as of the date of the Merger Agreement) in the forms made available by Volcano to Parent or Parent’s representatives, will survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the indemnification rights provided under the Merger Agreement until disposition of such claim.

From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable legal requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of Volcano against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Volcano in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Volcano at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated by the Merger Agreement. From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties will also, to the fullest extent permitted under applicable legal requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Merger Agreement within a reasonable period after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to be indemnified under the Merger Agreement.

At or prior to the Effective Time, Volcano may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)), and if Volcano does not, the Surviving Corporation will, purchase a six-year prepaid “tail” policy on terms and conditions with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Volcano with respect to acts and omissions occurring prior to the Effective Time as of the date of the Merger Agreement; provided, however, that in no event will the cost of such “tail” policy exceed an amount in excess of 250% of the annual premium currently payable by Volcano with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, it being understood that if the cost of such “tail” policy exceeds such amount, Parent will be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent will ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, will assume the indemnification obligations described above.

Takeover Laws

If any state takeover law may become, or may purport to be, applicable to the transactions contemplated by the Merger Agreement, each of Parent and Volcano and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated thereby and otherwise act to lawfully eliminate the effect of any takeover law on any of the transactions contemplated by the Merger Agreement.

Rule 14d-10(d) Matters

Prior to the Offer Acceptance Time, the compensation committee of the Volcano Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, Volcano or their respective affiliates and any of the officers, directors or employees of Volcano that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Treatment of Convertible Notes

To the extent required pursuant to the indenture (the “Indenture”) dated September 20, 2010 by and between the Company and Wells Fargo Bank, N.A., as trustee, as supplemented by the Supplemental Indenture dated September 20, 2010 by and between the Company and Wells Fargo Bank, N.A., as trustee with respect to Volcano’s 2.875% Convertible Notes due 2015 (the “Volcano 2015 Convertible Notes”), and the Second Supplemental Indenture dated December 10, 2012 between the Company and Wells Fargo Bank, N.A., as trustee with respect to Volcano’s 1.75% Convertible Notes due 2017 (the “Volcano 2017 Convertible Notes” and together with the Volcano 2015 Convertible Notes, the “Volcano Convertible Notes”), Volcano, the Surviving Corporation and Parent will take all necessary action to execute and deliver a supplemental indenture to the Trustee (as defined in the Indenture) to the Indenture, effective upon the Effective Time, to provide, among other things, that on and after the Effective Time, each holder of Convertible Notes will have the right to convert such Convertible Notes into the conversion consideration determined by reference to the consideration receivable upon consummation of the Merger in respect of each Share in accordance with, and subject to, the provisions of the Supplemental Indentures governing the conversions of the Convertible Notes issued thereunder (including any applicable increase in the “Conversion Rate”) in each case in accordance with, and subject to, the Indenture (including without limitation the time periods specified therein). In addition, Volcano and the Surviving Corporation will take commercially reasonable efforts to take all such actions as may be required in accordance with, and subject to, the terms of the Indenture (including without limitation the time periods specified therein), including the giving of any notices that may be required in connection with any repurchases or conversions of the Convertible Notes occurring as a result of the transactions contemplated by the Merger Agreement constituting a “Fundamental Change” and/or “Make-Whole Fundamental Change” as such terms are defined in the Supplemental Indentures, and delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the consummation of the Merger. Volcano will not make any settlement election under the Supplemental Indenture relating to the Convertible Notes without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed. Volcano will provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any written notice or communication to or with holders of Convertible Notes or with the Trustee under the Indenture prior to the dispatch or making thereof, and Volcano will give reasonable and good faith consideration to any comment made by Parent, Purchaser or their counsel.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to securityholder litigation, public announcements and access, confidentiality, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, stock exchange delisting and deregistration and assumption of certain obligations.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Parent and Volcano at any time prior to the Offer Acceptance Time;

•	by either Parent or Volcano if the Offer has expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if a breach by such party of any provision of the Merger Agreement has proximately caused the failure of the acceptance for payment of Shares pursuant to the Offer (an “Expiration Date Termination”);

•	by either Parent or Volcano if a court of competent jurisdiction or other governmental body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable; provided, however, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if a breach by such party of any provision of the Merger Agreement has proximately caused the issuance of such final and non-appealable order, decree or ruling;

•

by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) Volcano, the Volcano Board or any committee thereof has made a Volcano Adverse Change Recommendation; (ii) Volcano, the Volcano Board or any committee thereof has adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (other than an acceptable confidentiality agreement entered into pursuant to the non-solicitation obligations set forth in the Merger Agreement); or (iii) the Volcano Board fails to publicly reaffirm the Volcano Board Recommendation (A) within ten business days after receipt of a written request by Parent to provide such reaffirmation in the absence of an Acquisition Proposal, provided that, unless an Acquisition Proposal has been publicly disclosed, Parent may only make such request once every 30 days, (B) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Volcano Board fails to reaffirm the Volcano Board Recommendation and recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer; or (C) within five business days after receipt of a written request by Parent to provide such reaffirmation following public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer (each of clauses (i), (ii) and (iii) above, an “Adverse Change Recommendation Termination”);

•	by either Parent or Volcano if the Offer Acceptance Time has not occurred on or prior to the close of business on the End Date; provided, however, that neither party will be permitted to such termination if a breach by it of any provision of the Merger Agreement has proximately caused the failure of the Offer Acceptance Time to have so occurred (an “End Date Termination”);

•	by Volcano, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) Volcano has complied in all material respects with its non-solicitation and recommendation obligations set forth in the Merger Agreement, (ii) the Volcano Board, after satisfying all of its non-solicitation and recommendation obligations set forth in the Merger Agreement, has authorized Volcano to enter into such Specified Agreement and (iii) in connection with such termination, Volcano pays the Termination Fee (as defined below) due to Parent (a “Superior Offer Termination”);

•	by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Volcano has occurred such that certain specified Offer Conditions would not be satisfied and cannot be cured by Volcano by the End Date, or if capable of being cured, has not been cured within 15 days of the date Parent gives Volcano notice of such breach or failure to perform; provided, however, that, Parent will not have the right to terminate the Merger Agreement pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement such that Volcano has the right to terminate this Agreement as described in the following bullet; or

•	by Volcano at any time prior to the Offer Acceptance Time, if a breach in any material respect of any representation or warranty contained in the Merger Agreement or failure to perform in any material respect any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, has not been cured within 15 days of the date Volcano gives Parent notice of such breach or failure to perform; provided, however, that, Volcano will not have the right to terminate the Merger Agreement pursuant to this provision if Volcano is then in material breach of any representation, warranty covenant or obligation under the Merger Agreement such that Parent has the right to terminate the Merger Agreement as described in the immediately preceding bullet.

Effects of Termination

In the event of the termination of the Merger Agreement, written notice thereof will be given to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Volcano or their respective representatives, stockholders and affiliates following any such termination; provided, however, that (i) the confidentiality agreement between Volcano and Royal Philips will survive the termination of the Merger Agreement and will remain in full force and effect in accordance with its terms; and (ii) subject to certain limitations, the termination of the Merger Agreement will not relieve any party from any liability for any willful and material breach of the Merger Agreement prior to the date of termination.

Termination Fees

A termination fee of $29,000,000 (the “Termination Fee”) will be payable by Volcano if the Merger Agreement is terminated under one of the following circumstances:

•	by Volcano pursuant to a Superior Offer Termination;

•	by Parent pursuant to an Adverse Change Recommendation Termination; or

•	(i) by either Parent or Volcano pursuant to an Expiration Date Termination or an End Date Termination; (ii) any person has publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to such termination (unless irrevocably, in good faith and publicly withdrawn prior to such termination); and (iii) within 12 months of such termination, Volcano enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal (provided that references to “20%” in the definition of “Acquisition Proposal” are deemed to be references to “50%”).

Volcano will pay to Parent or its designee the Termination Fee by wire transfer of same day funds (i) in the case of termination described in the second bullet above, within two business days after such termination, (ii) prior to such termination if in the case of termination described in the first bullet above or (iii) in the case of termination described in the third bullet above, upon the earlier to occur of two business days after entry into a definitive agreement with respect to an Acquisition Proposal or prior to the consummation of the Acquisition Proposal referred to therein. In the event that the Termination Fee becomes payable and Volcano pays the Termination Fee to Parent in accordance with the Merger Agreement, Parent’s receipt of the Termination Fee and the payment of certain other amounts that may be due in the event Volcano does not timely pay the Termination Fee in accordance with the terms of the Merger Agreement will constitute the sole and exclusive remedy of Parent, Purchaser or any of their respective affiliates under the Merger Agreement, and upon payment of such amount(s), none of Volcano, its subsidiaries or any of their respective, former, current or future officers, directors, partners, stockholders, optionholders, managers, members or affiliates will have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in the courts described therein, this being (subject to the provisions relating to the payment of the Termination Fee) in addition to any other remedy to which they are entitled under law or equity.

Fees and Expenses

Except as provided in this Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Fees,” all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Governing Law

The Merger Agreement is governed by Delaware law.

Guarantee

On December 16, 2014, in connection with the execution and delivery of the Merger Agreement, Royal Philips executed and delivered to Volcano a Guarantee, pursuant to which Royal Philips guaranteed the full and timely performance by Parent and Purchaser of their respective obligations under the Merger Agreement.

Consulting Agreement with R. Scott Huennekens

In connection with the execution of the Merger Agreement, R. Scott Huennekens, President and Chief Executive Officer of Volcano entered into a consulting agreement with Purchaser which will become effective upon the Effective Time (the “Consulting Start Date”). Upon the Consulting Start Date, Mr. Huennekens will become a consultant of Purchaser and will cease to be an employee of Volcano. At such time, pursuant to the terms of Mr. Huennekens’s existing employment agreement with Volcano, Mr. Huennekens will receive a cash severance payment equal to (i) the greater of (a) four times annual base salary or (b) two times annual base salary plus two times the highest bonus received in the two years prior to the Consulting Start Date, plus (ii) a pro-rata bonus for the year in which the Consulting Start Date occurs if a cash bonus would otherwise have been earned and payable for such year based on actual performance, plus (iii) two years of premiums for the costs of continuing life and disability insurance coverage following termination. Additionally, Purchaser will also pay the continued group health insurance premiums on behalf of Mr. Huennekens and his eligible dependents for a period of 24 months following the Consulting Start Date.

Pursuant to the terms of Mr. Huennekens’s new consulting agreement with Purchaser, Mr. Huennekens will be engaged as a consultant of Purchaser for an initial term of five months and shall receive a monthly fee of $100,000 in consideration for the consulting services rendered to Purchaser over such term. Upon expiration of the initial term, Mr. Huennekens and Purchaser may agree to extend the period during which Mr. Huennekens will provide consulting services to Purchaser, with such other terms of the consulting relationship as may be mutually agreed by the parties from time to time.

Retention Agreements

In connection with the execution of the Merger Agreement, Joseph Burnett, Executive Vice President and General Manager, Coronary and Systems Business Unit of Volcano, entered into a retention agreement with Purchaser which will become effective upon the Effective Time (the “Retention Start Date”), and at such time, terminate and supersede Mr. Burnett’s existing entitlements under Volcano’s Officer Change in Control Severance Benefit Plan. Subject to the terms of the new retention agreement, Mr. Burnett will be eligible to receive a cash retention bonus if he remains employed by Purchaser through the second anniversary of the Retention Start Date.

Under the new retention agreement with Purchaser, in the event that Mr. Burnett’s employment is terminated by Purchaser without “cause” prior to the second anniversary of the Retention Start Date or in the event that Mr. Burnett resigns with “good reason” prior to the second anniversary of the Retention Start Date, he will receive a lump sum cash payment equal to the cash severance that he would have received upon a qualifying termination of employment under Volcano’s Officer Change in Control Severance Benefit Plan, as well as reimbursement for continued group health insurance coverage for a period of up to 18 months following such termination. In consideration for these benefits, Mr. Burnett will be subject to customary restrictive covenants during his employment and for a 12 month period thereafter, including non-competition and non-solicitation of employees and customers.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser Parent and Royal Philips” above.

On June 23, 2014, Royal Philips and Volcano entered into the Confidentiality Agreement. Under the terms of the Confidentiality Agreement, Royal Philips agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Volcano in connection with a possible transaction with Volcano. The Confidentiality Agreement also includes a standstill provision that was subject to certain exceptions.

12.	Purpose of the Offer; Plans for Volcano.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Volcano while allowing Volcano’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, we and Volcano have agreed to take all necessary and appropriate action to cause the Merger to become effective immediately following the Offer Acceptance Time without a meeting of the stockholders of Volcano in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Volcano and will no longer participate in the future growth of Volcano. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Volcano and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Volcano

The Merger Agreement provides that, following the Offer Acceptance Time and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Volcano and that, following the Merger and until thereafter amended, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated as of the Effective Time to conform to our certificate of incorporation as in effect immediately prior to the Effective Time, and (ii) the bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to conform to our bylaws as in effect immediately prior to the Effective Time. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Certificate of Incorporation; Bylaws.”

From and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, our directors and officers immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation immediately following the Effective Time. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Changes of Directors and Officers in Connection with the Offer and the Merger.”

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving Volcano or any of its subsidiaries, any material changes in Volcano’s present dividend policy, indebtedness, capitalization, corporate structure, business or any material change to the composition of Volcano’s management or board of directors. We will continue to evaluate and review Volcano and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Volcano with those of other business units of Philips. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the offer and the merger. If, as, and to the extent that, Philips acquires control of Volcano, Philips will complete such evaluation and review of Volcano and will determine what, if any, changes would be desirable in light of the circumstances. Such changes could include, among other things, restructuring Volcano through changes in

Volcano’s business, corporate structure, articles of incorporation, bylaws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. We intend to work with Volcano’s management as part of a comprehensive review of Volcano’s business, operations, capitalization and management with a view to optimizing development of Volcano’s potential.

13.	Certain Effects of the Offer.

Market for Shares. If the Offer is successful, there will be no market for the Shares because, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent and Volcano intend to consummate the Merger immediately following the Offer Acceptance Time.

NASDAQ Listing. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur immediately following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because Parent will be the only stockholder. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Volcano to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Volcano currently files periodic reports on account of the Shares. Subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Volcano will consummate the Merger immediately following the Offer Acceptance Time, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and expect to take steps to cause the suspension of all of Volcano’s reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Volcano may terminate its Exchange Act registration and suspend its reporting obligations on account of the Shares if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares and (iii) Volcano is not otherwise required to furnish or file reports under the Exchange Act.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Following the Offer (and prior to the Effective Time), the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As described in Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Volcano,” the Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, except as expressly required by the Merger Agreement, as required by applicable legal requirements, or otherwise with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), Volcano will not, and will not permit any of its subsidiaries to establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, except dividends and distributions paid or made to Volcano by its wholly owned subsidiaries.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be required to accept for payment, (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement) or amend the Offer as otherwise permitted by the Merger Agreement, if:

•	the Minimum Condition has not been satisfied by the Expiration Date;

•	(i) the representations and warranties of Volcano set forth in Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e) (Capitalization, Etc.) of the Merger Agreement were not accurate in all respects as of the date of the Merger Agreement and are not accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except (other than a result of a willful breach by Volcano) where the failure to be so accurate in all respects would result in additional cost, expense or liability to Volcano, Parent and their affiliates, individually or in the aggregate, that is more than $2,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured only as of such date); (ii) the representations and warranties of Volcano set forth in Sections 3.3 (Capitalization, Etc.) (other than Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e)), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Section 203 of the DGCL Not Applicable; Takeover Statutes), 3.22 (Merger Approval), 3.24 (Rights Agreement), 3.25 (Fairness Opinion) and 3.26 (Financial Advisor) of the Merger Agreement were not accurate in all material respects as of the date of the Merger Agreement, and are not accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured only as of such date); (iii) the representations and warranties of Volcano set forth in clause “b” of the first sentence of Section 3.5 (Absence of Changes) were not accurate in all respects as of the date of the Merger Agreement and are not accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time; (iv) the representations and warranties of Volcano set forth in the Merger Agreement (other than those referred to in clauses “(i)”, “(ii)” or “(iii)”) above) were not accurate in all respects as of the date of the Merger Agreement, and are not accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not collectively constitute, and would not reasonably be expected collectively to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured only as of such date);

•	Volcano has not complied with or performed in all material respects all of its covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

•	since the date of the Merger Agreement, there has been any Material Adverse Effect;

•	the Antitrust Condition has not been satisfied;

•	Parent and Purchaser have not received a certificate executed on behalf of Volcano by Volcano’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in bullets two, three and four above have been duly satisfied;

•

there has been issued by any court of competent jurisdiction or there remains in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or any action has been taken, or any legal requirement or order has been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

•	there is pending any legal proceeding by a governmental body having authority over Parent, Purchaser, Volcano or any of its subsidiaries (i) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeking to restrain or prohibit Parent’s or its affiliates ownership or operation of the business of Volcano or any of its subsidiaries, or of Parent or affiliates, or to compel Parent or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of Volcano or any of its subsidiaries or of Parent or its affiliates or (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its affiliates effectively to exercise full rights of ownership of the Shares; or

•	the Merger Agreement is terminated in accordance with its terms.

The foregoing conditions (the “Offer Conditions”) are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Adjustments to Prevent Dilution.

In the event that, notwithstanding Volcano’s covenant to the contrary (See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Volcano”), between the date of the Merger Agreement and the Effective Time, Volcano changes the number of outstanding Shares by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Offer Price and the consideration payable in the Merger will be equitably adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

17.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 17, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 17, based on our, Parent’s and Royal Philips’ review of publicly available filings by Volcano with the SEC and other information regarding Volcano, we are not aware of any governmental license or regulatory permit that appears to be material to Volcano’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, any such approval or other action, if needed, may not be obtained or may not be obtained without substantial conditions, and failure to obtain any such approvals or take any such other actions might result in adverse consequences to Volcano’s business, or might result in a requirement to dispose of certain parts of Volcano’s business, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Litigation

On December 22, 2014, Melvin Lax, an alleged stockholder of Volcano, filed a purported class action lawsuit against Volcano, its directors, Koninklijke Philips N.V., Philips Holding USA Inc. and Clearwater Merger Sub, Inc. in the Delaware Court of Chancery, captioned Lax v. Volcano Corp., et al., Case No. 10485. The complaint alleges generally that the Volcano directors breached their fiduciary duties to Volcano stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Volcano for inadequate consideration and agreeing to allegedly preclusive deal protections. The complaint seeks, among other things, (1) an injunction prohibiting defendants from proceeding with, consummating or closing the proposed transaction; (2) recission or rescissory damages in the event the proposed transaction is consummated; and (3) attorneys’ fees and costs. We intend to vigorously defend against such claims.

State Takeover Statutes

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us or Parent because the Volcano Board has unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203.

A number of other states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

U.S. Antitrust Compliance

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the DOJ (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the Merger Agreement, we and Volcano expect to file our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division by December 31, 2014 for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the U.S. federal antitrust laws of our proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Philips, Volcano or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any U.S. federal antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Foreign Antitrust Compliance

Both Volcano and Philips and their respective subsidiaries conduct business in many countries around the world. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of these foreign countries require the filing of information with, or the obtaining of the approval of, governmental authorities therein before completion of the offer. Set forth below are those jurisdictions outside the United States where such filings will be made. Further, if any action is taken before completion of the offer by any government or governmental authority, we may not be obligated to accept for payment or pay for any of the tendered Shares. See Section 15—“Conditions to the Offer” for certain conditions to the offer that could become applicable in the event of such an action.

Austria. The acquisition of Shares pursuant to the Offer may only be completed under Austrian law if (i) the Austrian Federal Competition Authority and the Austrian Federal Cartel Attorney (together, the “Official Parties” (Amtsparteien)) have formally waived their right to apply for an in-depth investigation (Prüfung) of the proposed acquisition pursuant to Section 11(4) of the Austrian Cartel Act (Kartellgesetz (“KartG”)); (ii) the statutory waiting period pursuant to Sections 11(1) or 11(1a) KartG has expired without either of the Official Parties having requested an in-depth investigation of the proposed acquisition; (iii) following an in-depth investigation pursuant to Section 12 KartG, the Austrian Cartel Court or the Austrian Cartel Supreme Court has issued a legally binding (rechtskräftige) decision holding that the proposed acquisition (a) is not a notifiable concentration (Section 12(1)(1) KartG); or (b) is not prohibited and is compatible with the applicable merger control provisions (Section 12(1)(3) KartG); or (iv) the Austrian Cartel Court has issued a legally binding (rechtskräftige) decision to terminate proceedings in relation to the proposed acquisition pursuant to Section 14(1) KartG. We and Volcano submitted notification of the proposed acquisition with the Official Parties on December 22, 2014.

Germany. The acquisition of Shares pursuant to the Offer may only be completed under German law if the German Federal Cartel Office has (i) notified Purchaser within one month from receiving a complete notification of the proposed acquisition that the conditions for a prohibition under Section 36(1) of the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen (“GWB”)) are not fulfilled or that the proposed acquisition does not require notification pursuant to Section 39 GWB; (ii) not informed Purchaser within one month from receiving a complete notification that it has opened an in-depth investigation (Hauptprüfverfahren) of the proposed acquisition; or (iii) after having initiated an in-depth investigation pursuant to Section 40(1) and (2) GWB, issued a decision granting clearance of the proposed acquisition pursuant to Section 40(2)/(3) GWB, or not prohibiting the proposed acquisition by decision (a) within four months of receiving a complete notification of the proposed acquisition or (b) if Purchaser has agreed to an extension of the deadline pursuant to Section 40(2)(4) No. 1 GWB, by the date agreed upon by the Acquirer. We and Volcano submitted the notification of the proposed acquisition with the German Federal Cartel Office on December 29, 2014.

Japan. The acquisition of Shares pursuant to the Offer may only be completed under Japanese law if the waiting period under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) with respect to the proposed acquisition has expired and notification has been received by Purchaser from the Japan Fair Trade Commission (the “JFTC”) of its decision not to issue a cease and desist order pursuant to Article 9 of JFTC Regulation No. 1 of 1953 with respect to the proposed acquisition.

Taiwan. The acquisition of Shares pursuant to the Offer may only be completed under Taiwanese law if the Taiwan Fair Trade Commission (“TFTC”) has made no objection to the proposed acquisition during the 30-day waiting period (or 60-day waiting period if so extended by the TFTC) after its receipt of a complete notification from Purchaser pursuant to Article 11 of the Fair Trade Act of Taiwan. We and Volcano submitted the notification to the TFTC on December 29, 2014.

Israel. The acquisition of Shares pursuant to the Offer may only be completed under Israeli law if the Israeli Antitrust Commissioner issuing a decision granting clearance of the proposed acquisition pursuant to the Restrictive Trade Practices Law 5748-1988 and the regulations made thereunder. We and Volcano submitted notification of the proposed acquisition with the Israeli Antitrust Commissioner on December 25, 2014.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Volcano a written demand for appraisal of Shares held, which demand must reasonably inform Volcano of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Volcano will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Volcano. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent and Volcano will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Volcano in accordance with Section 251(h) the DGCL.

18.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation and, subject to certain limits, reimbursement for reasonable out-of-pocket expenses and customary indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Volcano pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Volcano Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Volcano may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

CLEARWATER MERGER SUB, INC.

December 30, 2014

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ROYAL PHILIPS, PARENT AND PURCHASER

The following table sets forth the (i) name, (ii) current principal occupation, (iii) material occupations, positions, offices or employment held within the past five years of each director and executive officer of Royal Philips, Parent and Purchaser, and (iv) name, address, and principal business of any corporation in which the occupation, position, office or employment was carried on. The business address of each of the directors and executive officers of Royal Philips is Koninklijke Philips N.V., Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The business address of each of the directors and executive officers of Parent and Purchaser is Philips Holding USA, 3000 Minuteman Road, Andover, Massachusetts 01810. The telephone number at such office is (978) 687-1501. Unless otherwise specified, each person listed below is a citizen of the United States.

During the past five years, to our knowledge or the knowledge of Royal Philips, Parent and Purchaser, respectively, after reasonable inquiry, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Royal Philips

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
Frans van Houten (Dutch)

President and Chief Executive Officer of Royal Philips, Chairman of the Board of Management and Executive Committee of Royal Philips (April 2011–Present)

Chief Operating Officer of Royal Philips (January 2011–March 2011)

Consultant to Separation of ING Group N.V. (2009–August 2010) (Amsterdamse Poort, Biljmerplein 888, 1102 MG Amsterdam, The Netherlands)

Pieter Nota (Dutch)

Member of the Board of Management (April 2011–Present) and Executive Committee (July 2011–Present) of Royal Philips

Executive Vice President of Royal Philips, Chief Executive Officer of Philips Consumer Lifestyle (September 2010–Present)

Chief Marketing & Innovation Officer of Beiersdorf AG (2005–June 2010) (Unnastrasse 48, 20245 Hamburg, Germany)

Ron Wirahadiraksa (Dutch)

Executive Vice President of Royal Philips, Chief Financial Officer of Royal Philips, Member of the Board of Management and the Executive Committee of Royal Philips (March 2011–Present)

Executive Vice President and Chief Financial Officer of Philips Healthcare (2008–February 2011)

Jeroen van der Veer (Dutch)	Member (July 2009–Present) and Chairman (March 2011–Present) of the Supervisory Board of Royal Philips Chairman of the Supervisory Board of ING Group N.V. (July 2009–Present)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
C.J.A. Van Lede (Dutch)

Member of the Supervisory Board of Royal Philips (April 2003–Present)

Member of the Board of Directors of Air Liquide Group (May 2003–Present) (75 Quai d’Orsay 75321 Paris cedex 07, France)

Member of the Supervisory Board of Heineken N.V. (April 2004–April 2013) (Tweede Weteringplantsoen 21, 1017 ZD Amsterdam, The Netherlands)

Member of the Board of Directors of Air France/KLM Group (June 2002–Present) (45 rue de Paris, 95747 Roissy CDG Cedex, France)

Senior Advisor of JP Morgan Plc (2005–Present)(10 Aldermanbury, London, EC2V 7RF, United Kingdom)

Chairman of the Supervisory Board of Royal Imtech N.V. (August 2013–Present) (Kampenringweg 45a, 2803 PE Gouda, The Netherlands)

Ewald Kist (Dutch)

Member of the Supervisory Board of Royal Philips (July 2004–Present)

Deputy Chairman of the Supervisory Board of Koninklijke DSM N.V. (July 2004–Present) (Het Overloon 1, 6411 TE Heerlen, the Netherlands)

Member of the Board of Directors of Moody’s Corporation (July 2004–Present) (7 World Trade Center at 250 Greenwich Street, New York, New York 10007)

Member of the Supervisory Board of Dutch Central Bank (September 2004–September 2012) (Westeinde 1, 1017 ZN, Amsterdam, The Netherlands)

Heino von Prondzynski (German)

Member of the Supervisory Board of Royal Philips (March 2007–Present)

Member of the Board of Directors of Hospira, Inc. (March 2009–Present) (275 North Field Drive, Lake Forest, IL, USA)

Chairman of the Supervisory Board of HTL Strefa (December 2009–present) (Wybrzeże Gdyńskie 6A, 01-531 Warsaw, Poland)

Member of the Supervisory Board of Qiagen N.V. (June 2007–June 2013) (Spoorstraat 50, 5911 KJ Venlo, The Netherlands)

Chairman of the Supervisory Board of Epigenomics AG (May 2012–Present) (Genestrasse 5, 10829, Berlin, Germany)

Director of Quotient Limited (September 2014–Present) (Bush Loan, Penicuik, EH26 OPZ, United Kingdom)

Chairman of the Board of Directors of Nobel Biocare Holding AG (March 2010-May 2011) (8302 Kloten, Switzerland)

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
Christine A. Poon

Member of the Supervisory Board of Royal Philips (March 2009–Present)

Professor of Management, Fisher College of Business, Ohio State University (May 2009–Present) (201 Fisher Hall, 2100 Neil Avenue, Columbus, Ohio 43210)

Member of the Board of Directors of Prudential Financial Inc. (September 2006–Present) (751 Broad Street, Newark, New Jersey 07102)

Member of the Board of Directors of Regeneron Pharmaceuticals Inc. (November 2010–Present) (777 Old Saw Mill Road, Tarrytown, NY 10591)

Member of the Board of Directors of The Sherwin-Williams Company (February 2014–Present) (101 W. Prospect Avenue, Cleveland, Ohio 44115)

Dean of the Fisher College of Business, Ohio State University (May 2009–November 2014) (201 Fisher Hall, 2100 Neil Avenue, Columbus, Ohio 43210)

Jackson P. Tai

Member of the Supervisory Board of Royal Philips (March 2011–Present)

Member of the Supervisory Board of the Bank of China Limited (March 2011–Present) (1 Fuxingmen Nei Dajie, Beijing, 100818, China)

Member of the Board of Directors of Mastercard Incorporated (September 2008–Present) (2000 Purchase Street, Purchase, New York 10577)

Member of the Board of Directors of Eli Lilly and Company (November 2013–Present) (Lilly Corporate Center, Indianapolis, Indiana 46285)

Non-Executive Director of Russell Reynolds & Associates (June 2013–Present) (200 Park Avenue, Suite 2300, New York, New York 10166)

Member of the Supervisory Board of Singapore Airlines (November 2011–July 2014) (Airline House, 25 Airline Road, Singapore, 819829)

Neelam Dhawan (Indian)

Member of the Supervisory Board of Royal Philips (April 2012–Present)

Managing Director of Hewlett-Packard India Pvt Ltd. (July 2008–Present) (Sixth Floor, Tower D, Global Business Park, M G Road, Gurgaon – 122 002, India)

Orit Gadiesh (Israel, USA)	Member of the Supervisory Board of Royal Philips (May 2014–Present) Chairman of Bain & Company (1993–Present) (131 Dartmouth Street, Boston, Massachusetts 02116)

Parent

Name (Citizenship)	Present Principal Occupation / Material Positions Held During the Past Five Years
David A. Dripchak*	Head of Finance, Region North America of Philips Electronics North America Corporation (February 2011–Present) Vice President and Controller, Philips Lighting North America (2004–January 2011)
Joseph E. Innamorati

Senior Director, Legal Department of Philips Electronics North America Corporation (January 2010–Present)

Senior Vice President and Chief Legal Officer, Philips North America Corporation (October 2005–December 2009)

Brent Shafer

Chief Executive Officer of Philips North America and Philips Electronics North America Corporation (February 2014–Present)

Chief Executive Officer of Home Healthcare Solutions, Philips Healthcare (May 2010–February 2014)

Chief Executive Officer of Philips North America and Philips Electronics North America Corporation (April 2009–May 2010)

Paul Cavanaugh	Regional Tax Manager, Region North America, of Philips Electronics North America Corporation (December 2008–Present)
Irma I. Gomez

Paralegal, Philips Electronics North America Corporation (March 2010–Present)

Project Management Manager, AVP, Senior Legal Analyst, of Wells Fargo Funds Management Company (November 2000–February 2010) (200 Berkeley Street, Boston, Massachusetts 02110)

James Mark Mattern II*

Head of Finance, Region North America, of Philips Electronics North America Corporation (November 2014–Present)

Global Chief Financial Officer and Member of the Executive Board of TP Vision (April 2012–August 2014) (Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands)

Senior Vice President and Chief Financial Officer, Global Business Group: Television of Philips (November 2010–March 2012)

Vice President and Chief Financial Officer, Business Group Personal Care of Philips (July 2009–October 2010)

*	On January 1, 2015, Mr. Dripchak will cease to be an officer and director of Parent, and will be replaced by Mr. Mattern.

Purchaser

Name (Citizenship)/ Title	Present Principal Occupation / Material Positions Held During the Past Five Years
David A. Dripchak	See above.
Joseph E. Innamorati	See above.
Paul Cavanaugh	See above.
Irma I. Gomez (USA)	See above.

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